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05005756

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

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DAT : 2/15/05

Accounting and business management software
for 4.4 million small and medium-sized businesses

The Sage Group plc

Annual Report and Accounts 2004

sage

Contents

Overview

Sage is a world-leading supplier of accounting and business management software to small and medium-sized enterprises

Our range of products and services includes accounting, payroll and HR, CRM (Customer Relationship Management) and fixed assets management software. We also have a range of specialist applications for manufacturing and distribution, construction, accounting and non-profit organisations. Our products and services are sold through a network of 21,000 reseller partners as well as directly to the customer from Sage companies based locally throughout the world.

Revenue growth is derived from a number of activities; firstly, by attracting new customers to our range of products; secondly, by encouraging more of our customers to subscribe to and retain support contracts; and thirdly, by providing additional products and services to our existing customers in order to help develop and improve their business processes.

Our 4.4 million customers provide us with a platform for sustainable growth. Our competitive advantage is derived from the strength of our brand, the breadth of our product range, the loyalty of our reseller partners and above all, our local presence.

We are committed to expanding the Group through acquisition into new regions throughout the world and providing complementary products in our existing markets.

Achievements in the year

- Turnover increased 29%* to £687.6m.
- Pre-tax profit increased 20% to £181.1m.
- Three strategic acquisitions during the year establishing a significant presence in Spain, Canada, South Africa, Australia and Asia.
- We welcomed 1.2 million businesses to Sage (including acquisitions), bringing the customer base to 4.4 million.
- 70,000 customers migrated to new or expanded solutions in the past year in order to meet the evolving demands of their business.
- We provided industry-specific solutions (verticals) for more of our customers. These products and services represented 14% of revenues.
- 1.3 million businesses purchased a support contract and over 21% of these chose a premium contract. We handled on average 29,000 support calls a day from customers seeking our support and guidance.

Financial highlights

Turnover (£m)

Year	Turnover (£m)
2004	
2003	560.3
2002	551.7
2001	484.1
2000	412.2

Profit before tax (£m)

Year	Profit before tax (£m)
2004	
2003	151.0
2002	129.2
2001	121.3
2000	108.7

Earnings per share (pence)

Year	Earnings per share (pence)
2004	
2003	8.16
2002	6.99
2001	6.59
2000	5.92

*Foreign currency results for the prior year have been retranslated at current year exchange rates to facilitate comparison of certain of the results.

Chairman's Statement

I am pleased to report a strong performance again this year, with turnover increasing 29%* and earnings per share increasing 21%. During the year we added 1.2 million customers which increased our customer base to 4.4 million. Our growth resulted from providing our customers with an expanded range of products and services and from strong early contributions by our recent acquisitions.

These results show improved organic revenue growth compared to recent reporting periods and demonstrate the value of our key asset, our large and growing customer base, to which we are successfully selling our range of products and services.

Market trends

Small and medium-sized enterprises (SMEs) continue to demand more from their IT systems in the face of challenging market conditions and increasing regulation. There is a constant requirement from customers to balance a cautious approach to IT investment with a need to be more efficient and to use software to gain greater insight into their business activities.

In most cases, SMEs are addressing these challenges by upgrading their current software. However, in increasing numbers, SMEs are purchasing more sophisticated solutions better suited to their growing needs. Additional software is being used to automate key business processes such as sales and customer service, industry-specific production processes and management reporting.

Whether adding to their applications or not, SMEs are demanding increasing levels of service so that they can make the best use of their software. In addition, the need for advice and guidance on continually evolving accounting and business regulations, which vary from country to country, remains an important reason for customers to renew support contracts.

We have seen little change to the competitive landscape. In purchasing either support or additional software, SMEs are demonstrating a clear preference to retain their relationships with their current vendors. We continue to compete effectively by offering localised solutions supported by our 21,000 reseller partners around the world. Our locally based customer support provides a swift response to changes in accounting and business regulations, something we believe clearly differentiates us from our competitors.

People

Our continued success is made possible by the achievements of our people around the world. The decentralised manner in which we choose to manage our global network of businesses is based on nurturing the entrepreneurship, innovation and team spirit of the people who work in our group of companies. Operating locally, it is through our people that we are able to understand the needs of our customers and to develop products and services appropriate for local markets. Our people continue to be highly engaged in our business activities and, once again, I am pleased to report that we have won several industry awards for customer service. We continue to develop the talent of our people with investment in training and development increasing throughout the Group.

Our Group has risen to almost 8,000 people, principally as a result of acquisitions. Many of them have played important roles in integrating these newly acquired businesses into the Group.

I would like to thank our people around the world for their achievements, talent and dedication.

Board

Three non-executive director appointments this year have enhanced the Group Board. Tony Hobson and David Clayton joined in June 2004. Tamara Ingram joined in December 2004. With experience across a wide variety of sectors, Tony, David and Tamara bring significant expertise to the Group.

After many years of service to the Group, Kevin Howe and John Constable will be retiring from the Board at the next Annual General Meeting. I would like to take this opportunity to thank them both for their significant contribution over many years.

Dividend

The Board has reviewed its dividend policy in light of the highly cash generative nature of the Group. It has decided to increase progressively the dividend so as to achieve a dividend cover of 3.5 times within two to three years. Dividend cover for 2004 is 4.25 times.

Outlook

Despite unchanged market conditions these strong results demonstrate that our growth strategy is gaining momentum in each of our core markets.

Our second half results in 2004 demonstrated improved organic growth. Our focus in 2005 will be on growing our customer base, continuing to improve our products and services and developing recently acquired businesses. The start to the new financial year has been encouraging and we view 2005 with confidence.

Michael Jackson
Chairman



Michael Jackson, Chairman

"I am pleased to report a strong performance again this year. Our recent significant acquisitions made encouraging early contributions and an expansion in the range of products and services we offer to our growing customer base added to a successful year."

Customer growth


2m
3m
4m
5m
2004
2003
2002
2001
2000


Ireland
United Kingdom
Belgium
Germany
Austria
Switzerland
France
Spain
Portugal
Canada
United States of America
India
Singapore
South Africa
Australia

UK and Ireland

Revenue £185.7m
Operating profit £71.7m

Number at 30 September 2004	
Customers	613,000
Support contracts	327,000
Employees	1,850

Mainland Europe

Revenue £170.3m
Operating profit £40.1m

Number at 30 September 2004	
Customers	1,183,000
Support contracts	416,000
Employees	2,250

North America

Revenue £287.0m
Operating profit £62.3m

Number at 30 September 2004	
Customers	2,363,000
Support contracts	480,000
Employees	2,850

Africa, Australia and Asia

Revenue £44.6m
Operating profit £11.6m

Number at 30 September 2004	
Customers	243,000
Support contracts	62,000
Employees	950

*Foreign currency results for the prior year have been retranslated at current year exchange rates to facilitate comparison of certain of the results.

Chief Executive's Review

I am pleased to report another year of good progress in a challenging market. Our achievements this year have resulted in a 29%* increase in turnover and 1.2 million new customers joining us during the period. We have successfully integrated three acquisitions during the period and significantly increased their operating margins. On an organic basis, turnover grew 6%*.

Business Philosophy

- Sage provides accounting and business management software and related services to the small and medium-sized business community worldwide. Our mission is to automate business processes in order to help the customers we serve run their businesses more efficiently, helping them to gain greater insight into their business activities and providing them with real and lasting benefits.
- With the benefit of local understanding and insight, we provide software and services that are relevant, practical and useful for the demands of today's SME business environment. Handling on average 29,000 customers' calls a day allows us to have a profound understanding of their needs.
- We offer outstanding customer service and our customer-centric approach is designed to engender customer loyalty, whilst at the same time setting us apart from our competition. The quality of our products and service encourages recommendation by our customers, as well as by over 40,000 accountants in practice.
- Our devolved organisation strategy is based on nurturing the entrepreneurship, innovation and team spirit of our people, allowing us to leverage the power of local expertise. Our local focus allows us to develop compelling products tailored to the local market, which differentiate us from our competition.
- In our established markets such as the UK, Mainland Europe and North America, much of the growth in the software sector is being driven by SMEs extending business process automation. We are meeting SMEs' changing needs by offering complementary products for sales and customer service, industry-specific production processes and management reporting.
- In emerging markets such as Africa and Asia, growth is being driven by small businesses computerising their business processes for the first time. Our model of expanding by acquiring a leading local player in accounting or payroll software allows us to choose the ideal time to enter these markets and ensures that Sage solutions meet the unique needs of these local businesses.
- We add value to new acquisitions by bringing operational excellence to their local initiatives and helping them to introduce models to manage their customer service and support related activities more effectively. These are strategies that have been proven to deliver growth in our established markets over the past decade.

Customer growth

Our product range closely reflects the business requirements of SMEs and therefore we continue to attract large numbers of new customers. During the year, our businesses attracted 269,000 new customers and our acquisitions brought a further 903,000 customers, increasing the customer base to 4.4 million (2003: 3.2 million).

Software development

We have continued to strengthen our product portfolio. Over 29% of software revenue (2003: 26%) was re-invested in the year in order to develop either new or upgraded solutions for our customers.

We have continued to expand our range of CRM applications as well as tools for reporting, analytics and forecasting.

Our portfolio of CRM products – *ACT!*, *ACCPAC CRM* and *SalesLogix* – allows our customers to select the most appropriate solution based on their type of business, how they manage customer relationships and whether they wish to access their software via internet or on the desktop.

Services development

We have introduced new service offerings for those 1.3 million businesses that subscribe to our customer support services. Our premium support services are used by 265,000 of our customers and provide increasing levels of assistance with regulatory compliance, management reporting and information technology issues. Support revenues grew 11%* organically in the year.

Reseller channel

Over 900,000 of our customers have more than 25 employees. Of these, 500,000 are still using small business software and have the potential to migrate to a more sophisticated mid-market solution. Together with our 21,000 reseller partners and supported by over 40,000 accountants, we addressed this demand by helping 70,000 of our customers migrate in the year to new products. Our improved growth in 2004 was largely due to higher revenues in our channel-based mid-market businesses.

We have continued to enhance our relationships with our reseller partners and have been more proactive in facilitating their own marketing and sales strategies. We continue to provide quality leads from within our own customer base to support their activities.



Paul Walker, Chief Executive

"We have benefited this year from small and medium-sized businesses becoming more active in the IT market, as well as a boost in revenues from software support contracts and three major acquisitions."

Support contract growth


0.75m
1.00m
1.25m
1.50m
2004
2003
2002
2001
2000

Operational Review

UK and Ireland

UK revenues were £185.7m (2003: £170.2m) and represented 27% of Group revenues. Organic revenue growth was 8%, improving from 7% in the first half of the year to 10% in the second half. The programme of regular upgrades to our principal accounting and payroll products, together with the introduction of new accounting and complementary products, resulted in strong software revenue growth.

The UK operating margin remained at 39%. Whilst the programme of investment in new products and services continued, profitability was sustained by high margin sales to existing customers and effective cost management. Organic operating profit grew 9%.

The four Newcastle-based operations moved to a single, purpose-built facility as part of a £70m investment.

Support revenue growth was underpinned by improved customer service and retention. Customers took up additional support contracts, either wanting to use their software more effectively, or to comply with new regulations such as government web-based payroll filing. The quality of customer service in the UK was recognised by the 2004 European Call Centre Award for Best Customer Management Programme.

The consolidation of a number of mid-market activities into one organisation has helped to strengthen channel confidence. Our revenues from the UK mid-market business were substantially improved, showing 15% growth compared to the prior year.

The mid-market portfolio was enhanced by the release of a new product, *Mid Market Solution (MMS)*. This product has been developed in order to allow rapid and easy upgrades in the future. It has been well received by our reseller partners, not only as an upgrade option, but also as a solution for small business customers seeking to move to a more sophisticated solution. Two complementary products were also released: *ACT! Professional* for advanced sales contact management and *Financial Forecasting* for cash flow modelling.

Overall, CRM revenues increased 13% year on year and now represent 6% of UK revenues.

Mainland Europe

Revenues in Mainland Europe were £170.3m (2003: £139.6m*), representing 25% of Group turnover. Organic revenue growth was 5%*, improving from 3%* in the first half of the year to 7%* in the second half.

The operating margin rose to 24% (2003: 19%*). This resulted from the focus on high-margin sales to existing customers and effective cost management. Organic operating profit grew 20%*.

Revenue growth was based principally on strong progress in initiatives to help customers migrate to more sophisticated software and support. 30,000 customers migrated to higher-end products and services. Additionally, new revenue sources were established by a number of innovative new software and service offerings. These ranged from simple invoicing solutions for newly-formed SMEs to integrated accounting, payroll and verticals for the mid-market.

Germany and Switzerland demonstrated strong bottom-line performance, showing 16%* organic growth in operating profit.

Previous acquisitions, Coala (2001) and Gandke & Schubert (2002) showed increased contributions from their service-related activities.

A key acquisition in Spain, SP, contributed revenue of £23.9m. This reflects a strong contribution from support revenues. An operating margin of 23% was achieved through the profitability of the support business and with the benefit of a rationalisation of product development.


INVU:
INVU:

UK: *Visions* reseller partner event
During the year reseller partner management was simplified and communication made clearer.



UK: *Mid Market Solution*
Launched in November 2003, *Mid Market Solution* contributed to improved UK mid-market revenues.


OUI

France: added value support
Premium support contracts in France include *Optima*, *Proxima* and *Maxima*.

*Foreign currency results for the prior year have been retranslated at current year exchange rates to facilitate comparison of certain of the results.

Chief Executive's Review continued

North America
North American revenues were £287.0m (2003: £221.3m*) and now represent 42% of Group revenues. Organic revenue growth was 5%*, improving from 3%* in the first half of the year to 7%* in the second half.

The operating margin reduced to 22% (2003: 25%) as a result of the initial dilutive effect of acquisitions. Excluding acquisitions, the operating margin was 24%. Organic operating profit grew 5%*.

Our North American business has two divisions; one dedicated to small businesses and one addressing mid-market businesses. Revenues for the Small Business Division were £85.9m (2003: £82.5m*). Key products in this business are *Peachtree* (accounting) and *ACT!* (contact and customer management software), which both grew revenues by 9%*.

Industry-specific versions of the *Peachtree Accounting* product were introduced for manufacturers, distributors and accountants. These provided migration opportunities for our existing *Peachtree* customers.

The *ACT!* contact and customer management product family was enhanced with the most expansive architecture and features improvements in the product's 17-year history.

Revenues for the Mid-market Division were £201.1m (2003: £138.8m*) including acquisitions. Core accounting revenues (the *MAS* range and related products) grew 5%* organically. This division's CRM revenues were affected by the delay in shipment of the *SalesLogix* upgrade. *SalesLogix* revenues declined 12%* for the full year, but showed improvement in the second half of the year compared to the first half.

Two major acquisitions in the region made significant contributions. ACCPAC contributed revenues in North America of £24.7m at an operating margin of 11%. Timberline (acquired late in 2003) contributed revenues of £33.8m at an operating margin of 12%. Both businesses showed improvement in margins compared with pre-acquisition periods.

In November 2004, we acquired Federal Liaison Services, Inc. ("FLS"), for an enterprise value of £9.7 million. FLS's technology will enhance our payroll service by automating the payment and reporting of tax obligations.

Our Timberline customer support centre was acclaimed in the 2004 Global Call Centre of the Year Awards for its overall commitment to improving customer service and consistent performance in the delivery of technical support services.

Africa, Australia and Asia
These regions contributed revenues of £44.6m (2003: £2.1m*) at an operating margin of 26% (2003: 33%*).

The South African and Australian businesses of Softline, aquired in November 2003, together contributed revenues of £34.9m. The operating margin at 24% reflected the focus placed by these businesses on growing support penetration and on selling complementary products such as payroll to their customer bases.

ACCPAC contributed revenues of £7.8m at an operating margin of 32%. The principal contribution was from its market leading business in South-East Asia.


for Workgroups your teams can
ACCORDING TO A W
STATEMENT
US: Launch of *ACT! 2005*
A significantly enhanced version of *ACT!* was launched at New York's Times Square in August 2004.


Peachtree
US: *Peachtree* verticals
Peachtree Premium Accounting launched in November 2003 introduced industry-specific features for the first time.


US: Timberline
Provides solutions for the construction and real estate industries in North America. Acquired in September 2003.

Acquisitions

We completed three important acquisitions during the year and one at the end of the previous year. Through these acquisitions, we added 903,000 new customers to the Group. During the year, significant progress was made in integrating and developing each of these businesses.

Timberline

The 2004 financial year showed the first material contribution from Timberline, which was acquired late in 2003.

Timberline provides solutions dedicated to the needs of North American SMEs in the construction and real estate industries. By combining Timberline's leading product and its reseller partner community with our customer base marketing skills, we have begun to address migration opportunities for our existing customers. In its first complete year in the Group, Timberline contributed revenue of £33.8m, 12% of North American revenues and operating profit of £4.2m.

SP

SP was acquired in October 2003 and is the market leader in the SME market in Spain. This business has benefited from sharing best practice with our other European businesses in customer support and product development, the latter resulting in the launch of a new product for the mid-market. In its first 11 months in the Group, SP contributed revenue of £23.9m and an operating profit of £5.4m.

Softline

Softline was acquired in November 2003 and is the market leader in the SME market in South Africa, as well as being market leader in the specialist payroll and accountants' markets in Australia. Since acquisition, Softline's businesses have focussed on opportunities to offer more support to existing customers and to attract mid-market customers with enhanced accounting and payroll products. In its first 10 months in the Group, Softline contributed revenue of £39.1m and operating profit of £8.5m, including small contributions from its North American operations.

ACCPAC

ACCPAC was acquired in March 2004 and is a leading vendor of accounting and CRM solutions. This acquisition has strengthened our market position in the US and has established a significant presence for the first time in Canada and South-East Asia. In its first six months, ACCPAC contributed revenue of £34.2m, and operating profit of £4.1m. ACCPAC's CRM product expands our portfolio of CRM solutions for our customer base.

Paul Walker
Chief Executive

*Foreign currency results for the prior year have been retranslated at current year exchange rates to facilitate comparison of certain of the results.


PASTEL

Softline
Leader in the small business market in South Africa, with its *Pastel* product and the payroll market in Australia. Acquired in November 2003.



SP
Leader in the small business market in Spain. Acquired in October 2003.



ACCPAC
A leading vendor of accounting and CRM solutions in the US, Canada and South-East Asia. Acquired in March 2004.


New UK facility
All our Newcastle-based UK operations moved to a single, purpose-built facility.
Best Working Environment award
Sage UK was awarded Best Working Environment in the 2001 European Call Centre Awards.
8

Corporate Social Responsibility

Sage conducts its business with appropriate regard to the rights and interests of shareholders, employees and other stakeholders. The Board also recognises the significance of social, environmental and ethical issues to the business of the Group and regularly takes these issues into account in its discussions. It receives reports at each Board meeting from Group executives of relevant developments in these areas and of the policies adopted by the Group to meet any issues arising. The Risk Committee, consisting of executive management, identifies the nature and extent of significant risks facing the Group and is discussed at page 23 below. It also considers any risks to the business of the Group from such social, environmental and ethical issues and reports on such risks to the Audit Committee of the Board.

We are committed to monitoring our corporate social responsibility policies in key areas, including environmental impact. Reports are prepared on a quarterly basis by our operating companies on key indicators, such as, in relation to employment issues, the mix of the workforce by gender, ethnic origin, religious beliefs and disability and, in relation to environmental matters, the level of waste product recycled. Through these reports and the review undertaken by the Risk Committee, the Board has in place a system to manage risks in this area and identify actions that may be taken to address these risks. Once identified, the Risk Committee monitors steps taken by operating companies to reduce such risks. Whilst specific targets in these areas have not yet been set, as monitoring develops, the Board will, in conjunction with the operating companies, consider the setting of specific targets. At present, the Board does not consider it appropriate to link the management of these risks to remuneration incentives, given the difficulties in objectively measuring the changes to those risks. The Board will continue to monitor the Group's practices and policies in this area. The Board recognises the importance of identifying an executive with responsibility for this area and, therefore, Karen Geary, Director of Human Resources and Corporate Communications, has undertaken particular responsibility for issues relating to corporate social responsibility. The induction programme for new directors explains the procedures for identification, assessment and management of risk, including those arising from social, environmental and ethical issues.

Whilst the Board considers that material risks arising from social, environmental and ethical issues are limited, given the nature of the business of the Group, policies have been adopted in the key areas of employment, community and environmental matters to ensure that such risks are limited. Examples of policies and practices in these areas are given below.

Employment

Sage employs almost 8,000 people and in order to continue to grow as a business, we need to continue to recruit and retain only the best talent. Therefore it is our policy to pursue practices that are sensitive to the needs of our people. Our priorities are:

- Providing a safe workplace with equality of opportunity and diversity through our employment policies.
- Encouraging our people to reach their full potential through training, career development and promotion from within where possible.
- Communicating openly and transparently within the bounds of commercial confidentiality, whilst listening to our people and taking into account their feedback.
- Recognising and rewarding our people for their contribution and encouraging share ownership at all levels.

Operating in a number of regions, we respect the rule of law within these jurisdictions and support appropriate internationally accepted standards including those on human rights. Our equal opportunities policies prohibit discrimination on grounds such as race, gender, religion, sexual orientation, or disability. This policy includes where practicable, the continued employment of those who may become disabled during their employment. Our policies ensure that all decisions about the appointment, treatment and promotion of employees are based entirely on merit.

South Africa: *Pastel Accounting* Training
One of our South African businesses, Pastel, promotes accounting and IT skills through the *Pastel Accounting* software course for schools, colleges and universities.

UK: Tyne and Wear Community Foundation
Sage has worked with the Foundation to provide funding towards the Sounds Class project in Newcastle.



The Sage Gateshead

The Sage Gateshead in the North-East of England – the international music and conference centre – opened in December 2004.

"This is a unique opportunity for us to enhance awareness of our brand locally, nationally and internationally."
Paul Walker, Chief Executive

Corporate Social Responsibility continued

Highlights from our activities during the year are:

- We continued to establish 'health at work' schemes around the Group.
- We increased the number of opportunities for flexible working and family friendly policies in all of our companies.
- As part of our commitment to the development of young people in the community, 8% of our people in our Germany business are on apprenticeship schemes.
- In the UK, a highly interactive programme to communicate and engage all of our UK-based people in the company's vision took place during the summer of 2004. This event underpinned the Group's longer-term programme of culture change to support an environment of greater empowerment, creativity and personal responsibility.
- In South Africa, we have participated in the development of the ICT Charter on Black Economic Empowerment and we are working on how best to ensure compliance in accordance with the timetable set out in the Charter.

Community

It is our policy to be an integral part of the communities in which we are based. We are committed to developing relationships with those communities, where appropriate, through voluntary activities and donations. Close relationships with those communities have also been fostered through participation in local initiatives and donations to community foundations.

During the year, we have worked with a number of charities and organisations including the Tyne and Wear Community Foundation, The Breast Cancer Society and UNICEF. Sage representatives select suitable projects according to our funding guidelines with particular regard to projects that benefit the local community, provide long-term benefits, help disadvantaged young people and local employment and involve issues relevant to our business. PC equipment that is no longer needed by our organisation is donated to charities and schools around the world. In addition to direct charitable donations, the Group facilitates the participation of its employees in fund-raising efforts for a number of charities.

Our sponsorship of The Sage Gateshead, the international music and conference centre which opened in December 2004, has helped provide a world-class cultural facility and raised the profile of the Sage name. In addition to the initial sponsorship of the project, we sponsored the opening weekend of events at the centre, allowing 15,000 people to attend this exceptional occasion free of charge.

We actively promote the use of the internet in business, particularly in the area of mandatory government submissions. Our awareness of the importance of prompt payment to small business is demonstrated by our commitment to pay customers and suppliers in accordance with the terms agreed with them. We also promote small business through numerous award schemes and free education and awareness seminars.

Environment

It is our policy to ensure, by encouraging environmental best practice in the business, that our operations have as little environmental impact as is consistent with our business needs. The effect on the environment of the Group's activities is monitored, where appropriate, with regard to the low overall environmental impact of our primary activities as a software publisher and service provider. We work to promote environmental care, to increase our understanding of environmental issues and to spread environmental best practice throughout our businesses. Our waste materials are recycled, where possible and waste paper is minimised by promoting paperless processes and downloadable software products. Our businesses have introduced policies and incentives to reduce car useage.

As part of our commitment to the environment, we handled a number of environmental issues in the development of the new UK facility which opened in June 2004. These purpose-built offices at Newcastle Great Park, received a "good" BREEAM (Building Research Establishment Environmental Assessment Method) rating which reflects site selection and management, material selection, labour and construction techniques and the facilities of the completed building.

The 2004 Corporate Citizenship report for our UK business is available at www.sage.co.uk. Our other businesses are committed to developing similar reports. We have shown our commitment to making information available in this area by joining the London Stock Exchange Corporate Responsibility Exchange. Further details of our policies will be made available on its website at www.londonstockexchange.com.



UK: Sage UK facility
New purpose-built offices at Newcastle Great Park received a "good" environmental rating from BREEAM.

US: Customer service awards
Our US Mid-market Division received Support Centre Practices Certification awards for the fourth consecutive year.

Directors and Advisers



Michael Jackson, 54
Chairman, Non-executive
Non-executive Chairman who has been a director of the Group since 1984. He is Chairman of Elderstreet Investments Ltd a City of London based venture capital and investment company. Michael is a director and investor in a number of quoted and unquoted companies, including Planit Holdings plc, Netstore plc and Micromuse, Inc. Michael qualified as a chartered accountant with Coopers & Lybrand.



Paul Walker, 47
Chief Executive
Paul joined Sage as company accountant in 1984 having previously trained as a chartered accountant with Arthur Young. He was appointed Finance Director in 1987 and became Chief Executive in 1994. In May 2002, Paul was appointed to the Board of Diageo plc as a non-executive director.



Paul Harrison, 40
Finance Director
A chartered accountant, Paul moved from Price Waterhouse where he was a senior manager responsible for the provision of audit and advisory services to larger private and public companies, to become Group Financial Controller of Sage in 1997. He joined the Board as Group Finance Director in April 2000.

Paul Stobart, 47
Managing Director, UK and Ireland
After qualifying as a chartered accountant with Price Waterhouse, Paul spent five years in corporate finance with Hill Samuel before joining Interbrand, an international marketing services consultancy, in 1988. He joined Sage in 1996 as Business Development Director becoming Managing Director of UK and Ireland in June 2003. In July 2003, Paul was appointed to the Board of Capital & Regional plc as a non-executive director and he has been a non-executive director of Planit Holdings plc since May 2001.



Guy Berruyer, 53
Managing Director, Mainland Europe and Asia
Guy was a director of Bull and Claris before joining Intuit as Country Manager and then European Director. He joined Sage in 1997 and was appointed to the Board in January 2000. As well as Mainland Europe, Guy is also responsible for our operations in the Far and Middle East.





Ron Verni, 56
Managing Director, North America
Ron was a Vice President of Marketing with Automatic Data Processing and President and CEO of NEBS Software, Inc. before joining Peachtree Software, Inc. as President and CEO in July 1994. In October 2000, Ron was appointed CEO of the combined Sage US operations and was appointed to the Group Board in July 2002.

Financial Advisers
Deutsche Bank
1 Great Winchester Street
London
EC2N 2EQ

Corporate Brokers
Deutsche Bank
1 Great Winchester Street
London
EC2N 2EQ

Regional Brokers
Brewin Dolphin
Securities Limited
Commercial Union House
39 Pilgrim Street
Newcastle upon Tyne
NE1 6RQ

Principal Bankers
Lloyds TSB Bank plc
Corporate Banking
1st Floor
31/32 Park Row
Leeds
LS1 5JT

Auditors
PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne
NE99 1PL

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Solicitors
Allen & Overy
One New Change
London
EC4M 9QQ

Registered Office
North Park
Newcastle upon Tyne
NE13 9AA

The Sage Group plc
Registered Number:
2231246
www.sage.com



Lindsay Bury, 65
Independent Non-executive Director
Lindsay joined the Board in 1996. He is Chairman of Electric and General Investment Trust plc and also a director of Servicepower Technologies plc. He was Chairman of South Staffordshire Group until March 2004. He is a director and shareholder of a number of private software companies. Lindsay is the senior independent non-executive director of the Company.





John Constable, 68
Independent Non-executive Director
Non-executive Director since 1996. John is a former Director General of the Institute of Management and a former director of NMBZ Holdings Limited. He was formerly a trustee of the Pensions Trust and Chairman of the Harpur Trust.



Kevin Howe, 55
Non-executive Director
Kevin joined the Group in 1991 following its acquisition of DacEasy in the US. He served as an executive director until February 2001 when he moved to his current non-executive role. Kevin manages Mercury Ventures, a venture capital fund specialising in investment in leading-edge technology start-up businesses.



Tim Ingram, 57
Independent Non-executive Director
Tim is Chief Executive of Caledonia Investments plc. He was formerly Managing Director of Business to Business Banking at Abbey National plc. He is a non-executive director of Savills plc and was appointed to the Group Board in March 2002.



David Clayton, 47
Independent Non-executive Director
After a career in senior executive roles at a number of international technology companies, David joined BZW in 1995 where, after its merger with CSFB in 1997, he was Managing Director and Head of European Technology Research until 2004. He joined the Board in June 2004.

Tony Hobson, 57
Independent Non-executive Director
Tony is Deputy Chairman of Northern Foods plc and a non-executive director of HBOS plc, Jardine Lloyd Thompson Group plc and Glas Cymru. He was Group Finance Director of Legal and General Group plc for 14 years, retiring in 2001. He was also the Senior Independent Director of Thames Water plc, before its acquisition by RWE. He joined the Board in June 2004.



Tamara Ingram, 44
Independent Non-executive Director
Tamara joined the Board in December 2004. She is currently President, Marketing Businesses, WPP plc, the world's third-largest advertising and media services conglomerate. Previously, Tamara worked at Saatchi & Saatchi for 15 years, rising to the role of Executive Chairman, UK.



Financial Review

Overview
In the year ended 30 September 2004, turnover increased by 23% to £687.6m (2003: £560.3m). Operating profit rose by 19% to £185.6m (2003: £155.9m) reflecting an operating margin of 27% (2003: 28%). Profit before taxation increased by 20% to £181.1m (2003: £151.0m) and basic earnings per share grew by 21% to 9.90p (2003: 8.16p). The impact of the year on year movement in exchange rates was to decrease turnover by £27.1m and operating profit by £6.3m, mainly due to the strengthening of sterling against the US dollar. Accordingly, on a constant currency basis, turnover increased by 29%* and operating profit increased by 24%*.

Revenue analysis
Revenue can be analysed between the sale of software (either as part of an initial sale or as an upgrade or enhancement to an existing software system) and the sale of services – principally support contracts, training and business forms. On a constant currency basis, software sales were 24%* ahead of prior year whilst services revenue grew by 33%*. Services revenue contributed 62% to total revenue (2003: 60%), with support revenue alone contributing 50% to total revenue (2003: 48%).

Organic revenue growth was 6%*. We calculate organic growth by removing the contributions of current and prior year acquisitions and of non-core products. Non-core products, which accounted for 4% of Group revenues, are those products where the focus is not on growth but rather on encouraging customers to move, over time, to core solutions. On this basis organic software licence revenues grew 3%* and service revenues grew 8%*. Support revenues grew organically by 11%*.

Geographical contributions
For the 2004 interim results onwards, the geographical presentation of financial results has been modified to reflect the addition and integration of new businesses into the Group (as detailed in note 2 to the accounts).

Whilst North America continues to represent the largest market for Sage in revenue terms, the UK remains the most profitable business contributing 39% of operating profit (2003: 43%). The UK's operating margin was maintained at 39%. Organic revenue growth was 8%, improving from 7% in the first half of the year to 10% in the second half. Organic operating profit grew 9%.

Revenues in Mainland Europe grew on a constant currency basis by 22%*. Operating margins grew to 24% (2003: 19%*) due to continued strong cost control. Organic revenue growth was 5%*, improving from 3%* in the first half of the year to 7%* in the second half. Organic operating profit grew 20%*.

Overall North America revenues on a constant currency basis grew by 30%*. Overall North American operating margins fell to 22% (2003: 25%), due to the lower margins of the recently acquired businesses. Organic revenue growth was 5%*, improving from 3%* in the first half of the year to 7%* in the second half. With the organic operating margin maintained at 24%, organic operating profit grew 5%*.

Revenues in Africa, Australia and Asia contributed 6% to Group turnover. This segment largely resulted from the acquisitions in the current year of Softline and ACCPAC, therefore no organic growth rates are reported.

The Group operating margin was 27% (2003: 28%*). This slight decline reflected the initial dilutive effect of recent acquisitions. Excluding these acquisitions, the Group operating margin improved to 30% (2003: 29%*) resulting from our focus on highly profitable sales to existing customers and on strong cost management.

Profit before taxation increased by 20% to £181.1m (2003: £151.0m).

Taxation, attributable profits and earnings per share
A tax charge has been provided on 2004 profits at an effective rate of 30% (2003: 31%).

Following a review of the status of the Group's tax affairs it was concluded that certain provisions were not required and these have been released to the profit and loss account resulting in the reduction in the tax rate noted above.

After providing for dividends, retained profit for the financial year was £96.9m (2003: £83.1m).

Basic earnings per share of 9.90p grew 21% on last year.

Dividends
In light of the highly cash generative nature of the Group, the Board has reviewed its dividend policy. It has concluded that a dividend cover of 3.5 times is appropriate for the business and, as a result, dividend payments will be increased over the next two to three years in order to achieve this cover. Dividend cover for 2004 is 4.25 times. Accordingly, the proposed final dividend for the year ended 30 September 2004 is being raised 57% to 1.719p per share (2003: 1.095p), giving a dividend for the full year of 2.330p (2003: 1.650p). The final dividend will be payable on 11 March 2005 to shareholders on the register at close of business on 11 February 2005.

Cash flow, net debt and acquisitions
The Group remains highly cash generative with operating cash flow of £221.8m representing 120% of operating profit. After interest, tax and dividends, this gave free cash flow of £170.8m. The cash cost of acquisitions completed in the period was £196.2m. Acquired businesses held £36.4m of cash upon acquisition and debt of £0.2m. After net capital expenditure of £41.5m, payments in respect of prior period acquisitions of £10.9m and other movements of £20.9m, net debt stood at £131.3m at 30 September 2004 (30 September 2003: £110.6m).



Paul Harrison, Finance Director

"I am pleased to report the Group remains highly cash generative with operating cash flow of £221.8m representing 120% of operating profit."

Revenue by geography 2004

- UK
- Mainland Europe
- North America
- Africa, Australia and Asia

Balance sheet

As required by International Financial Reporting Standards, the Group has changed its accounting policy with regard to the currency denomination of goodwill. Previously, the amount of goodwill has been fixed at the historic sterling exchange rate at the date of acquisition. In order to reflect the underlying local currency asset, goodwill is now accounted for in local currency and retranslated into sterling at the exchange rate prevailing at the date of the balance sheet. There was no impact on the profit and loss account for the years ended 30 September 2003 and 2004. Shareholders' funds and goodwill at 30 September 2003 have been reduced by £44.3m (as detailed in note 1(c) to the accounts).

Capitalised goodwill arising from acquisitions was £194.7m in the year. After the reduction arising from the prior year adjustment discussed above of £44.3m, retranslation of opening goodwill of £55.3m and amortisation of £1.0m, the resulting goodwill asset was £994.8m at 30 September 2004 (2003: £900.7m). The directors consider this asset to represent the aggregate value of acquired customer bases, channels to market, brands and technology – intangible assets which, for the acquisitions made, are expected to increase in value over time. Accordingly, goodwill capitalised on businesses acquired since 1 October 1998 has been assessed as having an indefinite life, except in the case of one smaller acquisition which cost £20m and which has been assigned a 20 year useful economic life and is being amortised over this period.

Treasury

Facilities, cash management and gearing

During the year the Group refinanced its $250m multi-currency revolving credit facility and its $200m term loan, which were due to expire on 27 March 2006 into a £350m multi-currency revolving credit facility, which expires on 24 May 2009. At 30 September 2004, £200.6m had been drawn under this revolving facility leaving £149.4m unutilised.

At 30 September 2004 the Group also had $12.0m (£6.6m) of outstanding senior notes issued to the US private placement market.

During the prior year, a facility of £60m was taken out to fund the capital expenditure relating to the premises which were constructed in the UK. At 30 September 2004, there was no drawing on this facility leaving £60m unutilised.

With the exception of the £60m facility referred to above, the Group's debt facilities have been used to finance acquisitions. Group cash balances are invested for appropriate periods with institutions with high credit ratings.

To facilitate the effective management of the Group's capital structure, permission will be sought at the Annual General Meeting to enable the Company to purchase its own shares. There is no present intention to undertake such a purchase.

Hedging strategy

Whilst a substantial proportion of the Group's revenue and profit is earned outside the UK, subsidiaries generally only trade in their own currency. The Group is therefore not subject to any significant foreign exchange transactional exposure. The Group's principal exposure to foreign currency, therefore, lies in the translation of overseas profits into sterling. This exposure is hedged to the extent that these profits are offset by interest charges in the same currency, arising from the financing of the investment cost of overseas acquisitions by borrowings in the same currency.

The Group treasury management policy provides that the Group will seek to fix interest rates on a proportion of its debt when market conditions make this desirable. At 30 September 2004 interest rates were fixed on the $12.0m (£6.6m) of senior notes issued to the US private placement market. Otherwise net debt was held at variable interest rates. In light of the nature and level of the exposures identified above, the Group does not hold any sophisticated financial instruments such as derivatives.

Conversion to International Financial Reporting Standards (IFRS)

In common with other public companies in the European Union, the Group will be required to present its financial statements drawn up under IFRS. IFRS-based financial statements are required to be presented for the first time in respect of the year ending 30 September 2006. Plans for conversion are well underway with the project being overseen by an IFRS Steering Committee, chaired by the Group Finance Director and comprising senior Group executives together with representatives from each operating region.

The principal impact of IFRS lies in the following areas:

- The requirement to expense the fair value of providing options over the Company's equity to certain executive directors and employees;
- The requirement to reflect new classes of intangible assets (including technology, brands and contractual customer relationships) with respect to acquisitions concluded since 1 October 2004 and, subsequently, to write these assets off to the profit and loss account over their useful economic life;
- The requirement to capitalise certain expenditure associated with the development of software products as an intangible asset and, subsequently, to write this asset off to the profit and loss account over its economic useful life.

Post balance sheet event

On 16 November 2004 the Group announced the acquisition of Federal Liaison Services, Inc. ("FLS") a US corporation, for an enterprise value of £9.7m.

Paul Harrison
Finance Director

*Foreign currency results for the prior year have been retranslated at current year exchange rates to facilitate comparison of certain of the results.


Revenue analysis 2004
Small Business
Mid-market
Software
Services
Revenue sources
Services
Software
2003
2004
Profit growth
Revenue
Operating profit
2003
2004

Directors' Report

The directors present their report and the audited financial statements for the year ended 30 September 2004.

Principal activities

The Group's principal activities during the year continued to be the development, distribution and support of business management software and related products and services for medium-sized and smaller businesses.

Review of business

The Group achieved a profit on ordinary activities before taxation of £181,144,000 on a turnover of £687,585,000. A review of operations of the Group during the year and an indication of future prospects are contained in the Chairman's Statement and the Chief Executive's Review on pages 2 to 7.

Results and dividends

The trading results for the year, dividends paid and proposed, and the amount transferred to reserves are set out on page 32.

The Board proposes a final dividend of 1.719p per share (2003: 1.095p per share) taking the proposed full year dividend to 2.330p per share (2003: 1.650p per share).

Research and development

During the year, the Group invested £74,386,000 in research and development (2003: £57,979,000). This has resulted in a number of new products and features as referred to in the Chief Executive's Review on pages 4 to 7.

Charitable contributions

During the year, the Group made charitable contributions totalling £101,500. Of this sum £100,000 was paid to the Tyne and Wear Community Foundation and £1,500 was paid to St Oswalds Hospice. No political donations were made in the year.

Directors and their interests

A list of directors, their interests in the ordinary share capital of the Company and details of their options over the ordinary share capital of the Company are given in the Remuneration Report on pages 25 to 31. No director had a material interest in any significant contract, other than a service contract or contract for services, with the Company or any of its subsidiaries at any time during the year.

Creditor payment policy

Given the international nature of its operations, the Group does not operate a standard code in respect of payments to suppliers. Subsidiary operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, including the terms of payment. It is the Group's policy that payments to suppliers are made promptly in accordance with these terms. Creditor days for the Group have been calculated at 40 days (2003: 40 days).

Substantial shareholdings

At 22 December 2004, the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company:



Annual General Meeting

Notice of the seventeenth Annual General Meeting of The Sage Group plc to be held on Thursday 3 March 2005 is set out on pages 63 and 64. A form of proxy is enclosed for members who wish to use one. It should be returned so as to be with the Company's registrars no later than 10.00am on Tuesday 1 March 2005. Shareholders with internet access may register their voting instructions online for the forthcoming Annual General Meeting. They may register their vote electronically by going to www.sharevote.co.uk. They will be required to key in the three security numbers printed on the form of proxy to access the voting site. CREST members may appoint their proxy or proxies electronically via Lloyds TSB Registrars (ID 7RA01).

The Resolutions to be put at the Annual General Meeting are in the notice of Annual General Meeting set out on pages 63 and 64.

Resolution 1 is to receive and consider the audited accounts for the year ended 30 September 2004 together with the reports of the directors and auditors. The directors are required to present to the meeting the accounts together with these reports which are contained in this Annual Report.

Resolution 2 recommends a final dividend of 1.719 pence per ordinary share be declared. The final dividend declared cannot exceed the amount recommended by the directors. The proposed final dividend, which will be payable on 11 March 2005 to holders of ordinary shares registered at the close of business on 11 February 2005 will bring the total dividend for the year to 2.330 pence. Last year the total dividend was 1.650 pence.

Resolutions 3 to 6 relate to the re-appointment of certain directors to the Board.

In accordance with the Company's Articles of Association Mr L C N Bury, Professor C J Constable, Mr K C Howe, Mr D H Clayton, Mr A J Hobson and Ms T Ingram will be retiring at the Annual General Meeting and, being eligible, Mr Bury, Mr Clayton, Mr Hobson and Ms Ingram will offer themselves for re-election. Having joined the Board in 1991 and 1996 respectively, Mr Howe and Professor Constable have decided not to seek re-election at the Annual General Meeting in 2005 and will retire from the Board at the end of that meeting. The Board wishes to place on record its thanks for their assistance and commitment over the many years that they have been members of the Board.

Resolution 3 relates to Mr L C N Bury. Mr Bury has a contract for services with the Company for a fixed period of two years ending on 30 September 2005 terminable by either the Company or Mr Bury within that two year period by six months' or one months' notice respectively.

Mr Bury joined the Board in January 1996. At the Annual General Meeting he will, therefore, have served on the Board for more than nine years. The Board has considered the independence of Mr Bury with particular care and, in the absence of any other relevant factors and following the formal directors' evaluation referred to below, continues to regard him as an independent non-executive director. Mr Bury has demonstrated his independent approach to the Board on numerous occasions. This is further recognised by his appointment as the senior independent director of the Company. The continued role of Mr Bury as an independent non-executive director of the Company and his undertaking of the role of senior independent director maintains continuity for the Board and its Committees at a time of a number of changes in membership. Recognising his lengthy service, his appointment will be subject to the approval of shareholders at the annual general meeting each year. Mr Bury is Chairman of Electric and General Investment Trust plc and a director of a number of private software companies. He has wide and detailed experience of the software industry and with no full time executive commitment, has the capacity to devote the appropriate time to his role as an independent non-executive director and as the senior independent director of the Company. He also chairs the Remuneration Committee of the Board, although Mr Bury intends to relinquish this role and retire from the Committee at the Annual General Meeting of the Company in 2006.

Resolution 4 relates to the re-appointment of Mr D H Clayton. Mr Clayton has a contract for services with the Company for a fixed period of three years ending on 23 June 2007 terminable by either the Company or Mr Clayton within that three year period by six months' or one months' notice respectively. Prior to joining the Board as an independent non-executive director in June 2004, Mr Clayton established an understanding and knowledge of the Group through his role as Managing Director and Head of European Technology Research at CSFB. He therefore brings to the Company a particular awareness of the key issues for shareholders. He has no other non-executive directorships of listed companies at present and is able, therefore, to devote substantial time to the Company.

Resolution 5 relates to the re-appointment of Mr A J Hobson. Mr Hobson has a contract for services with the Company for a fixed period of three years ending on 23 June 2007 terminable by either the Company or Mr Hobson within that three year period by six months' or one months' notice respectively. Mr Hobson, an independent non-executive director, brings great expertise to the Board, particularly in the financial area, following his 14 years as Group Finance Director of Legal and General Group plc and his current non-executive directorship role at HBOS plc, where he chairs the Audit Committee. Although Mr Hobson has a number of non-executive directorships, he has no full time executive role and thus has the capacity to devote substantial time to the Company.

Resolution 6 relates to the re-appointment of Ms T Ingram. Ms Ingram has a contract for services with the Company for a fixed period of three years ending on 21 December 2007 terminable by either the Company or Ms Ingram within that three year period by six months' or one months' notice respectively. Ms Ingram joined the Board on 21 December 2004. She is currently President, Marketing Businesses, WPP plc. Ms Ingram is also chairman of Visit London, previously known as the London Tourist Board. Ms Ingram brings considerable experience in marketing issues to the Board, together with wide management experience. This is Ms Ingram's first appointment as a non-executive director to a listed company. She is not related to Mr T C W Ingram, her fellow Board member.

Further biographical details of Messrs Bury, Clayton, Hobson and Ms Ingram are set out on page 13.

The appointment of Mr Hobson, Mr Clayton and Ms Ingram to the Board followed a lengthy process in which executive search consultants were used to identify and contact appropriate candidates. The process as a whole was under the review of the Nominations Committee which is the Committee of the Board which considers the balance of the Board and the mix of skills, knowledge and experience of its members and these appointments are consistent with its policies on Board development. Messrs. Bury, Hobson and Clayton have been subject to a formal evaluation procedure in the last 12 months and following that procedure the Chairman has confirmed their continuing commitment and contribution to their roles. Having only joined the Board on 21 December 2004, Ms Ingram has not yet been subject to the formal evaluation procedure.

Resolution 7 relates to the re-appointment of the auditors. PricewaterhouseCoopers LLP have indicated their willingness to continue in office.

Resolution 8 is to approve the Remuneration Report on pages 25 to 31. The Directors' Remuneration Report Regulations 2002 (the "Regulations") require that a report, prepared in accordance with the Regulations, is put to a vote of shareholders at the Annual General Meeting.

As well as the ordinary business of the meeting, Resolutions 9 and 10 will also be proposed to enable the directors to continue to use their existing power to allot unissued shares in the capital of the Company up to an aggregate nominal amount of £4,272,671 (representing one third of the nominal value of the Company's issued share capital) and to allot equity securities for cash up to an aggregate nominal amount of £640,900 (representing 5% of the issued ordinary share capital of the Company). The directors do not have any present intention of exercising these authorities other than in connection with the Group's employee share schemes.

Resolution 11 set out in the Notice of Meeting will be proposed to enable the Company to purchase its own shares in accordance with section 166 of the Companies Act 1985 on such terms and in such manner as the directors determine, subject to the following:

- the price which may be paid for each ordinary share will not be less than the nominal value of the share and will not exceed 5% above the average of the mid-market price of the ordinary shares of the Company (as derived from the London Stock Exchange Daily Official List) for the five business days before the purchase is made, in each case exclusive of any expenses payable by the Company.
- the maximum aggregate number of shares that may be purchased pursuant to this authority will be limited to 128,180,153 shares which is equivalent to approximately 10% of the Company's Issued share capital as at 30 September 2004.
- the authority will remain in force until the conclusion of the next annual general meeting of the Company but will terminate on the date falling 12 months from the date that this resolution is passed if the annual general meeting has not been held by that date.

The Company may agree before the authority terminates to purchase ordinary shares where the purchase will or may be executed after the authority terminates (either in whole or in part). The Company may complete such a purchase even though the authority has ended.

The Company has not, in the past, taken such an authority but the introduction of treasury shares in recent legislation suggests to the Company that it is appropriate to take such authority at this time. The Company has no present intention to exercise this authority. In any event, the power given by the resolution will only be exercised if the Directors are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue after the purchase and, accordingly, that the purchase is in the interests of shareholders. The Directors will also give careful consideration to gearing levels of the Company and its general financial position. The purchase price would be paid out of distributable profits.

Under recent legislation, a listed company may hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the Company in accordance with the Companies Act 1985. Shares held in treasury in this manner will be available for resale by the Company or may be transferred for the purpose of or in accordance with an employees' share scheme. Accordingly, if the Directors exercise the authority conferred by Resolution 11, the Company will have the option of holding those shares in treasury, rather than cancelling them. Your Board will have regard to any guidelines published by any of the investor groups in force at the time of any such purchase, holding or re-sale of treasury shares.

The total number of options to subscribe for ordinary shares that were outstanding at 22 December 2004 (being the latest practicable date prior to publication of this report) under all share option schemes of the Group, including all-employee schemes, was 52,689,479. The proportion of issued share capital that they represented at that time was 4.11 per cent. and the proportion of issued share capital that they will represent if the full authority to purchase shares being sought is used is 4.57 per cent.

The Articles of Association of the Company are reviewed annually. As a result of this review, the Company proposes to amend the articles relating to the fees and other remuneration payable to non-executive directors (including the Chairman) to clarify their terms and to increase the maximum amount of those fees and other remuneration to £500,000 to reflect changes since the current limit was introduced. At the same time the Company is taking the opportunity to update the Articles of Association to take into account current electronic voting and proxy practices and the introduction of treasury shares. Copies of the existing articles and the proposed new articles are available for inspection at the addresses specified in the Notice of Meeting. Resolution 12, if passed, will implement these proposed changes.

Under Resolution 13 it is proposed to amend the Sage Group 1999 Executive Share Option Scheme (the "Scheme") so that the current individual limit, which is that the value of ordinary shares of the Company issued or to be issued in respect of a participant's options in the last ten years, is limited to eight times his or her earnings, be replaced by an annual limit on grant of 300% of the participant's basic salary. This amendment, which shareholders are being asked to approve, would bring the Scheme more into line with current market practice, by providing an annual limit in respect of individual grants of options. Generally, annual grants will be limited to 100% of basic salary, with grants in excess of 100% of basic salary only being made in exceptional circumstances.

The amendment should also be viewed in the context of another amendment which the Remuneration Committee has made, again to bring the Scheme into line with current market practice. In summary the effect of this amendment, which does not require shareholder approval, is that if an option becomes exercisable following a participant ceasing to be employed by the Group in circumstances such as death, redundancy, retirement, transfer or sale out of the Group or a change of control of the Company, the performance target will not be automatically waived; an option will only be exercisable to the extent that the performance target has been met at the relevant time (unless the Remuneration Committee, in exceptional circumstances, decides otherwise). This amendment cannot apply to options granted before the amendment was made, but will apply to options granted from 22 December 2004. It is subject to Inland Revenue approval in respect of that part of the Scheme which is approved by the Inland Revenue.

Resolution 14 set out in the Notice of Meeting proposes the adoption of a performance share plan for directors and senior executives of the Group. Details of the proposed plan are set out below.

Performance Share Plan (the "Plan")

Introduction
The Sage Group Performance Share Plan provides for the grant of performance share awards as described below.

Objectives of the Plan
Currently, executive share options are the sole form of long-term incentive. Following the Remuneration Committee's recent review of executive remuneration and feedback from certain investors, the Remuneration Committee has decided to propose a long-term share performance plan, so that long-term incentives are more effectively linked to the achievement of long-term performance targets and shareholder value creation.

Nature of awards
Awards will be in respect of ordinary shares in the Company and, subject to the exceptional circumstances referred to below, their vesting is contingent on the satisfaction of specified performance targets and continued employment with the Group. Awards are not pensionable and may not be assigned or transferred except on a participant's death, when they may be assigned to the participant's personal representatives.

Who is eligible to participate?
The Remuneration Committee will have responsibility for agreeing any awards under the Plan and for setting the policy for the way in which the Plan should be operated, including agreeing performance targets and which employees should be invited to participate in the Plan. Whilst all employees of the Company and its subsidiaries, including executive directors, are eligible to participate, the Plan is designed for directors and senior executives.

Grant of awards
Generally, awards can be granted at any time, but not during a close period of the Company. The first grant of awards is intended to be made as soon as practicable following approval of the Plan at the Annual General Meeting. Thereafter, awards are likely to be made within the period of forty two days following the announcement of the Company's preliminary results. No payment is required for the grant of awards. All shares allotted under the Plan will carry the same rights as all other issued ordinary shares in the Company and application will be made for the shares to be listed on the London Stock Exchange. If there is a variation in the share capital of the Company, the awards may be adjusted to reflect that variation.

Limits on the issue of shares under the Plan
Under the terms of the Plan, in any 10 year period the use of new issue or treasury shares under the Plan and any other employees' share scheme established by the Company is limited to 10 per cent. of the issued share capital of the Company from time to time, of which not more than 7.5 per cent. may be used for the Plan and those employees' share schemes operated on a selective basis.

To the extent that shares to satisfy awards under the Plan are purchased, this may be done through the Sage Group Employee Benefit Trust (the "Trust") which is being established at the same time as the Plan. The Trust will be resident in Jersey and its trustee will be an independent professional trustee company.

Performance period
An award may not generally vest before the third anniversary of its date of grant nor unless the specified performance targets have been met at the end of a three year period.

Individual limits
The maximum market value (determined at the date of grant of an award) of shares which may be put under award on an annual basis for an employee will be 150 per cent. of that employee's basic salary. The first two operations of the plan are likely to be made within less than 12 months of each other (see Grant of awards above) but the 150 per cent. limit will apply in each case.

Performance targets
For the initial award to be made after the Plan has been approved by shareholders, the performance target will be the Company's Total Shareholder Return ("TSR") compared to a selected group of comparable software companies listed on the London Stock Exchange and elsewhere, as at the beginning of the financial year. Currently these companies are:



Blackbaud	Microsoft
Business Objects	Misys
Cap Gemini	MYOB
Cegid	Northgate Information Systems
Salesforce.com	
Exact	Oracle
Geac	SAP
Intuit	Systems Union
iSoft	

The vesting schedule will be as follows:

TSR ranking	Vesting percentage
Below median	0%
Median	30%
Upper quintile (top 20%)	100%
Between median and upper quintile	Pro rata

To alleviate any short-term volatility, the return index will be averaged in the TSR calculations for each company over the three months prior to the start and end of the performance period.

The Remuneration Committee may vary or waive the performance target applying to an award to take account of events which lead the Remuneration Committee, acting fairly and reasonably, to believe that the performance target is no longer appropriate. Any variation to the performance target made by the Remuneration Committee will not result in the varied performance target being, in the opinion of the Remuneration Committee, more difficult or easier to satisfy than the initial performance target.

Directors' Report continued

Rights attaching to shares prior to the vesting of awards
A participant has no rights in relation to the award or to the shares which are the subject of the award until it has vested.

Cessation of employment before an award has vested
If a participant ceases employment with the Group before an award has vested at the end of the relevant period, his or her award(s) will generally lapse. However, if a participant dies or leaves employment in certain circumstances such as ill-health, injury, disability, retirement, redundancy or his or her employing business being sold or transferred outside the Group, the award will vest pro rata to the time elapsed between the date of the grant of the award and the date of cessation of employment at the end of the relevant performance period, subject to the satisfaction of the performance targets measured over the relevant performance period. However, the Remuneration Committee may permit the award to vest pro rata to the time elapsed between the date of the grant of the award and the date of cessation of employment immediately on cessation of employment provided the performance target has been met, measured on pro rata basis from the date of grant to the date of cessation of employment. If the Remuneration Committee believes that exceptional circumstances warrant this, it may exercise its discretion to vest the award on another basis. Finally, the Remuneration Committee has discretion to vest or preserve all or part of his or her award(s) if a participant ceases to be employed by the Company for an exceptional reason other than those set out above. Any award of a participant whose employment has been terminated for gross misconduct will lapse immediately on termination.

Payment on account of dividends when an award has vested
To the extent that a participant's award has vested, the participant will receive an amount (in cash or shares) equal to the total dividends paid or payable in respect of the shares in relation to which the award has vested, by reference to record dates from the date of grant until the award has vested.

Transfer or issue of shares once the award has vested
Once a participant's award has vested, the relevant number of shares will be transferred or issued to the participant as soon as practicable.

General offer or scheme of arrangement
If there is a change of control of the Company, shares will vest on the change of control pro rata to the time elapsed between the date of grant of the award and the change of control, to the extent that the performance targets have been met up to the date of the change of control (or the most practicable earlier date having regard to the relevant performance target(s)). The Remuneration Committee will, in addition, if it believes that exceptional circumstances warrant this, have discretion to take into account any other factors it believes to be relevant in determining the extent to which awards will vest in these circumstances.

Duration of the Plan
No award may be granted after ten years from the date of shareholder approval of the Plan.

The Remuneration Committee intends to consider, on a regular basis, whether the Plan continues to meet its objectives and will undertake a more wide-ranging review not later than the fifth anniversary of its approval by shareholders.

Amending the rules of the Plan
The Company (acting through the Board or the Remuneration Committee) will have authority to amend the rules of the Plan, provided that no amendment to the advantage of participants may be made to provisions relating to:

- who can be a participant;
- the limits on the number of shares which can be issued under the Plan;
- the basis for determining a participant's entitlement to shares and the terms on which they can be acquired; and
- any adjustment in the event of a variation in the Company's share capital,

without the prior approval of shareholders in general meeting unless the amendment is minor and made to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

Additional schedules to the rules can be incorporated to operate the Plan outside the UK. These schedules can vary the rules of the Plan to take account of any securities, exchange control or taxation laws or regulations. The shares issued for these purposes will count towards the overall limit of shares issued under the Plan.

By Order of the Board
M J Robinson
Secretary
22 December 2004

Corporate Governance Statement

The Company and the Group are committed to high standards of corporate governance and the Board is accountable to the Company's shareholders for good corporate governance. This statement describes how the relevant principles of corporate governance are applied by the Company. Throughout the year the Company has been in compliance with the provisions set out in the Combined Code for Corporate Governance (1998 version) appended to the Listing Rules of the UK Listing Authority.

The workings of the Board and its Committees

The Board

The Board currently comprises the non-executive Chairman, the Chief Executive, four other executive directors, six independent non-executive directors and another non-executive director. Following the Annual General Meeting, if all Resolutions are passed, the Board will comprise the non-executive Chairman, the Chief Executive, four other executive directors and five non-executive directors, all of whom will be independent. The roles of the Chairman and the Chief Executive are quite distinct from one another and are clearly defined in written terms of reference for each role adopted by the Board. The directors' biographies appear on pages 12 and 13. These demonstrate that the directors have a range of experience and are of sufficient calibre to bring independent judgement on issues of strategy, performance, resources and standards of conduct, which is vital to the success of the Group. All directors are subject to re-election at least every three years.

The Board is responsible to shareholders for the proper management of the Group. Where it is considered appropriate, training is made available to directors and training needs are assessed as part of the evaluation procedure of the Board referred to below. A statement of the directors' responsibilities in respect of the accounts is set out on page 24. The Board has formally adopted a schedule of matters specifically reserved to it for decision which is available to shareholders on request to the Secretary at the registered office and which is also available on the Company's website at www.sage.com. All directors have access to the advice and services of the Secretary, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The Secretary ensures that the directors take independent professional advice as required. The appointment and removal of the Secretary is a matter for the Board as a whole.

The Board meets formally six times a year, reviewing trading performance, ensuring adequate funding, setting and monitoring strategy, examining major acquisition opportunities and reviewing regular reports to shareholders. In the year under review, all directors in office at the time attended all of these Board meetings with the exception of one director who was unable to attend one of the meetings. The non-executive directors have a particular responsibility to ensure that the strategies proposed by the executive directors are fully considered. To enable the Board to discharge its duties, all directors receive appropriate and timely information. Briefing papers are distributed by the Secretary to all directors in advance of Board meetings. The members of the Board have evaluated the performance of the Board, its committees and individual members at meetings and also through the completion of detailed questionnaires which are reviewed and considered by the Chairman. Further details are set out under the heading "Revised Combined Code" on page 23.

Committees of the Board deal with certain specific aspects of the Group's affairs. These Committees are the Remuneration Committee, the Audit Committee and the Nomination Committee. Details of all these committees are set out below. Whilst the Board notes that a number of independent non-executive directors are members of more than one Board Committee, it is considered that membership is appropriate in the light of the relatively small number of independent non-executive directors and the Board's policy that all independent non-executive directors are given the opportunity to take part in the discussions of those Committees.

Remuneration Committee

The Group's Remuneration Committee is chaired by Mr L C N Bury, and its other members are the other independent non-executive directors, Professor C J Constable, Mr T C W Ingram, Mr D H Clayton and Mr A J Hobson. Ms T Ingram will join the Committee at its next meeting. The Committee meets at least twice a year. In the year under review, the Committee met three times. One member of the Committee was unable to attend one of these meetings. The Chairman and the Chief Executive may, by invitation of the Committee, attend meetings (except when their own performance or remuneration are under review) but neither is a member of the Committee. The Committee is responsible for making recommendations to the Board, within agreed terms of reference, on the Company's framework of executive remuneration and its cost. The Committee determines the contract terms, remuneration and other benefits for each of the executive directors including share options, performance related bonus schemes, pension rights and compensation payments. Remuneration consultants advise the Committee. The Board itself determines the remuneration of the non-executive directors. The Secretary acts as secretary to the Committee.

Details of the Company's policies on directors' remuneration are given in the Remuneration Report on pages 25 to 31, together with further details of the Remuneration Committee.

Audit Committee

The Audit Committee is chaired by Professor C J Constable, who has chaired the Committee since December 1996. Its other members are the other independent non-executive directors, Mr L C N Bury, (who joined in December 1996), Mr T C W Ingram (who joined in March 2002), Mr D H Clayton and Mr A J Hobson (who both joined on their appointment to the Board in June 2004). Both Mr Ingram and Mr Hobson have recent and relevant financial experience. The Committee meets at least three times a year. Following the retirement of Professor

Corporate Governance Statement continued

Constable from the Board at the Annual General Meeting of the Company in March 2005, Mr Hobson, who is a Fellow of the Institute of Chartered Accountants in England and Wales, will, if re-elected, chair the Committee. Mr Bury intends to retire from the Committee at the Annual General Meeting in 2006. All members in office at the time attended all the meetings in the year under review. The Committee provides a forum for reporting by the Group's internal and external auditors. The Group Finance Director and other executives may, by invitation of the Committee, attend meetings but the Group Finance Director is not a member of the Committee. The Audit Committee is responsible for reviewing half-year and annual accounts before their submission to the Board and reviews the effectiveness of internal controls. It advises the Board on the appointment of external auditors and on their remuneration both for audit and non-audit work and discusses the nature, scope and results of the audit with the external auditors. The Audit Committee keeps under review the cost effectiveness, independence and objectivity of the external auditors. In addition, the Audit Committee reviews the appointment, remuneration and utilisation of the Group's internal audit service which is currently outsourced to KPMG. The Secretary acts as secretary to the Committee.

The Company's auditors, PricewaterhouseCoopers LLP, perform non-audit services for the Group (principally tax advice and due diligence in relation to acquisitions) over and above the external audit. The Audit Committee keeps the ratio of audit to non-audit fees under review and, with effect from the current financial year of the Group, the Audit Committee has determined that the ratio of non-audit (other than those relating to taxation) to audit fees paid to the auditor should should not exceed 1:1. The Committee believes that the Company receives particular benefit from tax advice provided by its auditors given their wide and detailed knowledge of the Group.

The Committee is confident that the objectivity and independence of the auditors is not impaired in any way by reason of its non-audit work. The Committee has adopted controls to ensure that the independence of the external audit process is not compromised and that, in the provision of non-audit services, the objectivity and independence of the external auditors is safeguarded. These controls include the continued monitoring of the independence and effectiveness of the audit process. The scope, fee, performance and independence of the external auditor is considered annually by the Audit Committee, together with an evaluation of whether the external audit should be tendered. In addition, audit partners are rotated every five years and a formal statement of independence from the external auditors is received each year. In relation to the provision of non-audit services, executive management has the discretion to obtain taxation services from the auditors without prior reference to the Audit Committee subject to regularly appraising the Audit Committee of the amount and nature of fees for such services. Other non-audit services may be undertaken by the external auditors subject to all projects expected to cost in excess of an amount set by the Audit Committee being approved in advance either by the Chairman of the Audit Committee or by the full Audit Committee depending on the expected cost of the project. The Chairman may require that such project is put out to tender to a number of firms.

Nomination Committee

The Nomination Committee is chaired by the Chairman of the Board, Mr M E W Jackson and consists of the Chairman and the five independent non-executive directors, Mr L C N Bury, Professor C J Constable, Mr T C W Ingram, Mr D H Clayton and Mr A J Hobson. Ms T Ingram will join the Committee at its next meeting. The Nomination Committee meets on an ad hoc basis as required but not less than once a year. One meeting of the Committee took place in the year under review at which all the members of the Committee in office at the time were present.

The Nomination Committee is responsible for a number of matters relating to the composition of the Board and its committees including proposing candidates for appointment to the Board, having regard to its balance and structure and considering issues of succession. Recruitment consultants are used to assist in the process. In the year under review, the Committee, with the assistance of external recruitment consultants, considered the appointment of a number of directors to the Board. The Nomination Committee is also responsible for an annual review of the membership of the Board. The Secretary acts as secretary to the Committee.

Relations with shareholders

Communication with shareholders is given high priority. The Chairman's Statement and the Chief Executive's Review on pages 2 to 7 include a detailed review of the business and future developments in relation to it. A full Annual Report and Accounts is sent to shareholders. The Company also has a website (www.sage.com) which contains up to date information on Group activities and published financial results. There is regular dialogue with individual institutional shareholders, as well as presentations to analysts after the Company's announcement of the year-end and half-year results.

The Board uses the annual general meeting to communicate with private and institutional investors and welcomes their participation. The resolutions to be proposed at the Annual General Meeting on 3 March 2005 can be found in the Notice of Meeting on pages 63 and 64.

Internal control and risk management

The Board is responsible for the operation and effectiveness of the Group's system of internal controls and risk management. There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place for the year under review and up to the date of approval of this report. It is regularly reviewed by the Board and complies fully with the Turnbull guidance. The internal control systems are designed to meet the Group's particular needs and the risks to which it is exposed and by their nature can only provide reasonable but not absolute assurance against misstatement or loss. The effectiveness of this process has been reviewed by the Audit Committee, which reports its findings to the Board. The processes used by the Audit Committee to review the effectiveness of the system of internal control include discussions with management on the significant risk areas identified and the review of plans for, and results from, internal and external audits.

The Audit Committee reports the results of its review of the risk assessment process to the Board. The Board then draws its collective conclusion as to the effectiveness of the system of internal control. The key procedures, which the directors have established with a view to providing effective internal control, are as follows:

Indication of business risks

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment. Such processes, which are reviewed and improved as necessary, include strategic planning, the appointment of senior managers, the regular monitoring of performance and control over capital expenditure and acquisitions. The Company has formed a Risk Committee consisting of the Chief Executive, Group Finance Director, members of the Group finance team, the Secretary and representatives of the Group operating companies. A representative of KPMG, the internal auditors, may attend meetings of the Committee by request. The Committee reviews all business activities to identify the nature and extent of the significant risks facing the Group, undertakes risk review audits and considers the scope and results of audits undertaken by KPMG. It identifies significant internal control failings and weaknesses, if any and agrees remedial action on such matters. The Risk Committee reports to the Audit Committee. Through the work of the Audit and Risk Committees, the Board is provided with a balanced assessment of the significant risks associated with the Group's operations and the effectiveness of the system of internal controls.

In the UK, a "whistleblowing" telephone hotline service has been introduced allowing employees to raise issues of concern in relation to dishonesty or malpractice on an entirely confidential basis. Similar arrangements are being considered for Group companies located outside the UK.

Quality and integrity of personnel

The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses. High quality personnel are seen as an essential part of the control environment.

Management structure

The Board has overall responsibility for the Group. Each executive director has been given responsibility for specific aspects of the Group's affairs. A clearly defined organisational structure exists within which individual responsibilities are identified and can be monitored. The management of the Group as a whole is delegated to the Chief Executive and the executive directors. The conduct of Sage's individual businesses is delegated to the local executive management teams. These teams are accountable for the conduct and performance of their businesses within the agreed business strategy. They have full authority to act subject to the reserved powers and sanctioning limits laid down by the Board and to Group policies and guidelines.

Internal audit

The Group utilises internal audit resource supplied by KPMG to review compliance with procedures and assess the integrity of the control environment. Internal audit acts as a service to the businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to its recommendations and these are followed up by the Audit and Risk Committees to ensure that satisfactory control is maintained.

Budgetary process

A comprehensive budgeting system is in place, with annual budgets for all operating subsidiaries being approved by respective subsidiary boards. Subsequently the combined budget is subject to consideration and approval by the Board. Management information systems provide the directors with relevant and timely information required to monitor financial performance.

Investment appraisal (including acquisitions)

Budgetary approval and defined authorisation levels regulate capital expenditure. As part of the budgetary process the Board considers proposals for research and development programmes. Acquisition activity is subject to internal guidelines governing investment appraisal criteria, financial targets, negotiation, execution and post-acquisition management.

Statement by the directors on compliance with the provisions of the 1998 Combined Code

The Company has been in full compliance with the provisions set out in Section 1 of the 1998 Combined Code throughout the year.

Revised Combined Code

The Revised Combined Code (the "Revised Code") applies for reporting years beginning on or after 1 November 2003 and, therefore, applied for the first time to the Company in respect of the financial year which commenced on 1 October 2004. The Company is committed to the application of the principles set out in the Revised Code and the adoption of the appropriate provisions of the Revised Code, or, where the Board considers that these provisions are inappropriate, to providing a clear explanation of why it does not comply.

The current position in relation to the adoption of the relevant provisions of the Revised Code is as follows:

- Provision A.1.2 of the Revised Code requires the Company to identify a senior independent director. The Board has appointed Mr L C N Bury to this role. The role of the senior independent non-executive director is to provide a point of contact for those shareholders who wish to raise issues with the Board, other than through the Chairman. He is available to consult with shareholders and also chairs meetings of the non-executive directors without the Chairman present.

Corporate Governance Statement continued

- The Chairman of the Board has held meetings with the non-executive directors without the executive directors present as required by provision A.1.3 of the Revised Code. In addition, the non-executive directors have met without the Chairman present to appraise the Chairman's performance and on other occasions as deemed appropriate.
- The Board has adopted terms of reference clearly identifying the division of responsibilities between the Chairman and Chief Executive. The terms are available to shareholders on request to the Secretary.
- Although the current Board complies with the main principle of the Revised Code in that it includes a balance of executive and non-executive directors so that no individual or small group of individuals can dominate the Board's decision taking, it recognises that under provision A.3.2 of the Revised Code it is recommended that at least half the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent. To that end, the Chief Executive and Chairman (as Chairman of the Nomination Committee) commenced a strategy to identify and appoint suitable independent non-executive directors. External advisors were appointed to identify suitable candidates with the intention of achieving the appointment of not less than two new independent non-executive directors by the end of the financial year to 30 September 2004 and to advise on further appointments thereafter. As a result of this process two new independent non-executive directors, Mr D H Clayton and Mr A J Hobson, were appointed to the Board in June 2004 and Ms T Ingram was appointed to the Board with effect from 21 December 2004. If the changes in the Board are approved by shareholders at the Annual General Meeting in 2005, one half of the Board (other than the Chairman) will comprise non-executive directors considered by the Board to be independent and the Company will comply with the Revised Code from the date of that meeting.
- The Board has adopted a formal review procedure requiring the completion of detailed questionnaires by each individual member of the Board on the performance of the Board as a whole, its Committees and the individual director. These questionnaires are reviewed by the Chairman and by the Board as a whole. A discussion and evaluation of Board performance also takes place at the Strategy Conference attended each year by the Board.
- Messrs Clayton and Hobson, two new members of the Board appointed during the year, have undergone a full formal and tailored induction to the Board (A.1.5 of the Revised Code) although they have not held meetings with major shareholders. Ms Ingram was appointed to the Board with effect from 21 December 2004 and, therefore, has not yet undergone such an induction but will do so shortly.
- The Terms of Reference of the Remuneration Committee, Nomination Committee and Audit Committee are reviewed annually and are available on request from the Secretary at the registered office of the Company as required by the Revised Code and on the Company website at www.sage.com.
- Under the Revised Code the Chairman should ensure that the views of the shareholders are communicated to the Board as a whole and he should discuss governance and strategy with major shareholders. In addition, non-executive directors should be offered the opportunity to attend meetings with major shareholders and should expect to attend them if requested by major shareholders. The Chairman ensures that shareholder communication and responses are discussed at each meeting of the Board and that all shareholders have access to the non-executive directors, by request to the Chairman or the Secretary.
- The Revised Code provides (D.1.1) that the senior independent director should attend sufficient meetings with a range of major shareholders to listen to their views in order to help develop a balanced understanding of issues of major shareholders. In his role as senior independent non-executive director, Mr L C N Bury is available to shareholders to discuss issues of concern by request to him or the Secretary.
- The terms of appointment of non-executive directors are available for review at the registered office of the Company.

Going concern

The following statement has been included in accordance with the Listing Rules: Based on normal business planning and control procedures, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the accounts.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- State whether applicable accounting standards have been followed subject to any material departures disclosed and explained in the financial statements.

The directors confirm that they have complied with the above requirements in preparing the financial statements. The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By Order of the Board
M J Robinson
Secretary
22 December 2004

Remuneration Report

This report sets out the remuneration policy and remuneration details of the executive and non-executive directors of the Company. Remuneration policy for the executive directors and the Chairman of the Board of the Company is determined by the Remuneration Committee of the Board of Directors (the "Remuneration Committee") and approved by the Board. Remuneration policy for the non-executive directors is determined by the Board excluding the non-executive directors. The report has been prepared in accordance with the Companies Act 1985 (as amended) and also meets the requirements of the Listing Rules of the UK Listing Authority.

1. The Remuneration Committee

1.1 Composition of the Remuneration Committee

The Remuneration Committee consists solely of non-executive directors considered by the board to be independent and works within detailed terms of reference, copies of which are available on request from the Secretary and on the Company's website at www.sage.com. Its role includes the making of recommendations to the Board on policy for remuneration of executives and the Chairman, defining the remuneration packages of executive directors and the Chairman and approving the Remuneration Report. The Committee also considers the remuneration policy of the Company for senior executives of the Group other than members of the Board and seeks to maintain consistency in the approach to remuneration policy. The current members of the Remuneration Committee are Mr L C N Bury (Chairman), Professor C J Constable, Mr T C W Ingram, Mr D H Clayton and Mr A J Hobson. Messrs Bury, Constable and Ingram have been members of the Committee throughout the year whilst Messrs Clayton and Hobson joined the Committee on joining the Board in June 2004. Ms T Ingram will join the Committee with effect from its next meeting. To provide continuity following the remuneration review referred to below in which Mr Bury played a major role, he will continue to chair the Committee until the Annual General Meeting in 2006 when he will retire from the Committee.

1.2 Advisers to the Remuneration Committee

In order to be aware of market trends in remuneration and current best practice, the Remuneration Committee considers market data for comparable businesses. In addition, the Remuneration Committee has received advice from New Bridge Street Consultants LLP ("NBSC"), an independent firm of remuneration consultants, appointed after consultation with the Board. The terms of engagement of NBSC are available on request from the Secretary. NBSC are entirely independent of the Board and provide no services to the Group other than advice on executive remuneration to the Remuneration Committee. Ms K Geary (Director of Human Resources and Corporate Communications) and Mr M J Robinson (Secretary) have provided advice or services to the Remuneration Committee that materially assisted it in its consideration of matters relating to directors' remuneration for the financial year and the Chairman of the Board, the Chief Executive, Ms K Geary and Mr M J Robinson have, following the invitation of the Committee, attended certain of its meetings. However, they were not present at any meeting when any matter relating to their own remuneration was discussed, nor did they advise in any way in relation to their own remuneration.

2. Remuneration Policy

2.1 Remuneration Review

With assistance from NBSC, the Remuneration Committee has undertaken a strategic review of remuneration policy during the last year. As a result of this review and after consultation with certain shareholders, a number of revisions have been made to the remuneration policy of the Committee which are referred to below. In particular, a new Performance Share Plan is proposed together with changes to bonus and share option policies.

2.2 General Remuneration Policy

The Remuneration Committee, in setting remuneration policy, recognises the need to be competitive in an international market. The Committee's policy is to set remuneration levels which ensure that the executive directors are fairly and responsibly rewarded in return for high levels of performance. Remuneration policy is designed to support key business strategies and create a strong, performance-orientated environment. At the same time, the policy must attract, motivate and retain talent. Accordingly, executive directors receive competitive base salaries comparable with companies of a similar size and international scope and have the opportunity to earn enhanced total remuneration for performance in excess of the targets set by the Committee. The strategic review of remuneration referred to above revealed those areas where executive remuneration was not in line with that comparator group of companies. In setting remuneration levels for the executive directors, the Committee takes account of the remuneration policy and practice applicable to other Group employees.

The components of remuneration for executive directors comprise base salary (a fixed sum payable monthly which is reviewed annually in October), benefits (including car allowance and non-contributory health insurance), an annual bonus, share options and pension contributions. If approved by shareholders, the Company also intends to introduce a Performance Share Plan of which summary details are set out in paragraph 2.5 and full details are set out on pages 19 and 20.

The Remuneration Committee considers that a successful remuneration policy must ensure that performance-related elements comprise a significant part of the remuneration package. Performance-related elements for the financial year of the Company ending on 30 September 2005 will comprise share options and annual bonus and will also, if adopted by the shareholders at the Annual General Meeting in 2005, include awards under the Performance Share Plan. The policy adopted by the Committee ensures that a significant proportion of the remuneration of executives is aligned with corporate performance, generating a strong alignment of interest with shareholders. As a result, significantly over half of the executive directors' potential remuneration packages will be performance-related.

2.3 Policy on Salary and Fees

As referred to above, it is the policy of the Group to pay base salaries to its executive directors at a broadly median position compared with those of executives of companies of a similar size and international scope, whilst also taking into account the executives' personal performance and the performance of the Group.

In relation to the non-executive directors other than the Chairman, a basic fee is offered which is set in light of market practice and to ensure that individuals of the appropriate experience, expertise and skill are attracted to the Group. To this basic fee are added additional fees for membership and Chairmanship of the Remuneration and Audit Committees of the Board to reflect the time commitment and responsibility associated with these positions. The recent process of identifying and recruiting new independent directors with the assistance of executive search consultants revealed that fees paid to non-executive directors were less than those paid by comparable companies. These fees have therefore been reviewed and the fees as at the date of this Remuneration Report are a basic fee of £33,000 plus a fee of £5,000 if the relevant director is a member of the Audit Committee and a further £4,000 if the director is a member of the Remuneration Committee. In addition to the fees for membership a further fee of £6,000 is paid for chairing such Committees. In relation to the Chairman, it is the policy of the Board for remuneration to be comparable to that of the median fees for non-executive chairs of companies of a comparable size and complexity. Fees for non-executive directors have been set for the accounting periods ending on 30 September 2005 and 30 September 2006.

2.4 Policy on Bonus

The bonus in the case of executive directors (and indeed all employees) is designed to reward outstanding performance. In the financial year to 30 September 2004, the criteria for the award of the bonus, up to a maximum of 100% of base salary, was based on EPS (as to 25% of bonus), Group/divisional profit (as to 50% of bonus) and delivery of the strategic plan (as to 25% of bonus). The Committee considered that the exceptional performance in the year to 30 September 2004, with the Group and its divisions meeting or exceeding demanding budgets, should result in bonus payments to executive directors of 75% of salary. The Company sets stretching budgets for the Group and individual operating companies, the meeting of which is a significant achievement.

As part of the review of remuneration, the Remuneration Committee has considered its policy on bonuses taking into account market practice amongst comparator companies, the overall remuneration structure for the executive directors and the Committee's desire to incentivise and reward outperformance of the demanding budgetary targets. Therefore, in relation to directors with no divisional responsibility, budgeted Group EPS will become the only basis of the calculation of bonuses and in the case of divisional managing directors, 75% of bonus will be based on the achievement of the targets for operating profit of the relevant operating division and 25% on the budgeted Group EPS target. A bonus of 15% of salary will be paid for the financial year ending on 30 September 2005 if 95% of budget is achieved, 75% of salary if budget is achieved and 125% of salary if 110% of budget is achieved. Between these points bonuses will be payable on a straight line basis. In all cases, a further measure based on cash generation from operations will overlay the performance condition providing a 0.9 to 1.1 multiplier to the bonus payment depending on the achievement of the cash generation measure. In no case would the multiplier increase a bonus to more than 125% of salary.

In addition, where a bonus is paid in excess of 75% of salary, 25% of that excess will be satisfied in deferred shares and 75% in cash. These shares (which will be market purchased shares) will only be released after three years to the relevant executive and will be generally at risk of forfeiture if the executive leaves within the deferral period.

Wherever used in this Remuneration Report, EPS refers to earnings per share before amortisation or impairment of intangible assets, exceptional items and amounts written off investments. This measure has been selected since the timing of acquisitions can be unpredictable with the result that the amortisation charge in respect of intangible assets is inherently difficult to budget. The Remuneration Committee is aware of the changes to accounting standards arising from the adoption of International Financial Reporting Standards and will ensure that EPS is calculated on a consistent basis over the transition period to the new standards.

2.5 Policy on Long-Term Incentives

Executive Share Options

Under the 1999 Executive Share Option Scheme ("ESOS") market value option grants are made to senior executives and managers across the Group, as well as to other staff with high potential or to recognise significant achievement or local market practice. The annual grant is normally made after the declaration of the annual results. Currently, under the rules of the ESOS, no option may be granted to an executive if the market value of the shares granted under that option, when aggregated with the market value of all shares granted under the ESOS and under any other executive share option scheme in the last ten years, would exceed eight times his or her remuneration at the date of grant. It is proposed that, to comply with best practice, this limit is replaced, with shareholder consent at the Annual General Meeting in 2005, by an annual grant limit such that the annual grant of options to an individual is limited to shares worth up to 300% of base salary. Generally, annual grants to executive directors will be limited to shares under option worth 100% of base salary except in exceptional circumstances such as a promotion or recruitment or to reflect local market practice.

Having considered comments from shareholders, the Committee has determined that in the case of future option grants, 30% of the options granted to a director or senior executive will vest at the end of the three year period following grant if the increase in EPS exceeds RPI by 15% (an average of 5% per year) and 100% of those options will vest at that time only if RPI is exceeded in that period by 27% (an average of 9% per year). Between those targets, options will vest on a straight line basis. If those targets are not met at the end of the three year period, then no further retesting of the performance criteria will be undertaken and the options will lapse. The Remuneration Committee believes that this EPS growth target for share options is appropriately demanding for the Group at this time and will keep the target under review to ensure that it continues to be stretching. The Remuneration Committee considers that EPS growth is an appropriate performance measure as it requires executives to produce sustained improvement in the underlying financial performance of the Group.

Performance Share Plan

Shareholder approval will be sought at the Annual General Meeting in 2005 for a new Performance Share Plan (the "Plan"). The Committee proposes that annual grants of performance shares will be made to executive directors and senior executives across the Group, normally after the declaration of the preliminary results, although in the first instance the grant will be made following shareholder approval at the Annual General Meeting. This Plan will be operated in conjunction with the ESOS.

Annual awards under the Plan will be limited to shares worth up to 150% of base salary.

Generally, annual grants to executive directors will be limited to shares worth 100% of base salary except in exceptional circumstances such as promotion or recruitment or to reflect local market practice.

The performance shares will be subject to performance conditions measuring the Group's total shareholder return ("TSR") against a comparator group. TSR has been chosen as the performance condition because it helps to align the interests of award holders with shareholders and offers a counterbalance to the focus on Group financial results that arises from using EPS. The comparator group currently comprises the following companies:



Blackbaud	Microsoft
Business Objects	Misys
Cap Gemini	MYOB
Cegid	Northgate Information
Salesforce.com	Systems
Exact	Oracle
Geac	SAP
Intuit	Systems Union
iSoft	

30% of shares will vest for median TSR performance as compared to the comparator group whilst all shares will vest for upper quintile (top 20%) TSR performance. Between those two points, shares will vest on a straight line basis. TSR will be measured over a single three year period from the start of the financial year in which the grant is made to establish whether the criteria have been met and if these criteria are not met on the third anniversary of grant then the performance shares will lapse.

The Committee believes that granting both options and performance shares will provide a well balanced long-term incentive package and considers that it is appropriate for executive directors to receive an annual grant worth up to 100% of salary under each of the ESOS and the Plan. However, if, for example, local legislation makes it less tax efficient to grant performance shares to any executive, an enhanced option grant may be made above 100% of salary in value to ensure equality of treatment to these executives with a corresponding reduction in the value of performance shares.

Full details of the proposed Plan are contained on pages 19 and 20.

All-Employee Share Schemes

UK based executive directors are entitled to participate in The Sage Group plc Savings Related Share Option Scheme (the "SAYE Scheme"). Mr G S Berruyer currently holds units granted under the Sage Plan d'Epargne d'Entreprise ("PEE"), which is an all-employee plan designed to enable French employees to acquire shares in the Company at a discounted price under terms comparable to those offered to UK employees under the SAYE Scheme. There are no performance conditions under either the SAYE Scheme or the PEE since these generally do not apply to all-employee share plans such as these.

2.6 Policy on Pensions

All the executive directors' pension arrangements are of the defined contribution type. The Sage Executive Pension Scheme is the main pension fund for Sage executives in the UK. It is a defined contribution plan where the standard contribution rate is 15% of base salary subject, where appropriate, to Inland Revenue limits. The components of remuneration other than base salary are not pensionable.

2.7 Policy on Directors' Shareholdings

The Committee believes that all executive directors should hold a substantial number of shares in the Company. It therefore proposes that all executive directors hold shares equivalent in value to 150% of their annual salary. Until the required holding is achieved, directors will be expected to retain (net of any taxes) at least 50% of:

(i) shares received as deferred bonus;

(ii) shares resulting (net of exercise costs) from the exercise of share options granted from December 2004 onwards; and

(iii) performance shares received under the Plan.

2.8 Policy on Service Contracts

In relation to contracts with executive directors, the Remuneration Committee aims to set notice or contract periods at one year. If it is necessary to offer longer notice or contract periods to new directors recruited from outside the Group, it is the Committee's policy to reduce these as soon as contractually possible after the initial period to a notice period of one year. In the event that a contract is to be terminated, the Committee may stage any payments made to that executive over their notice period, or terminate the contract but make payments in lieu of notice at the same time as salary would have been paid throughout the 12 month notice period. As a result payments may cease if the executive takes employment elsewhere during that 12 month period.

Both executive and non-executive directors are subject to election by shareholders at the first annual general meeting following their appointment and thereafter require re-election at least once every three years. The appointments of a non-executive director may be terminated without compensation in the event of that director not being re-elected by shareholders or otherwise in accordance with the Company's Articles of Association. The appointment of the non-executives is for a fixed term of two or three years during which period the appointment may be terminated by the Board on notice, ranging from 6 to 12 months.

Executive directors are permitted, where appropriate and with Board approval, to take non-executive directorships with other organisations in order to broaden their knowledge and experience in other markets and countries. Mr P A Walker is currently a non-executive director of Diageo plc and will continue to be a non-executive director of MyTravel Group plc until 23 December 2004. Mr P L Stobart is a non-executive director of Planit plc and Capital & Regional plc. Fees received in their capacity as directors of these companies are retained by each of them reflecting the personal responsibility they undertake in these roles.

The Board recognises the significant demands that are made on executive and non-executive directors and has therefore adopted a policy that no executive director should hold more than two directorships of other listed companies. The Board encourages executive directors to limit other directorships to one listed company and in no case should more than one directorship of another FTSE 100 company be taken. No formal limit on other board appointments applies to non-executive directors under the policy but prior Board approval is required in the case of any new appointment.

The service contracts of executive directors and the letters of appointment of non-executive directors prohibit the disclosure of confidential information of the Group both during the term of the contract and after its termination.

Remuneration Report continued

3. Directors' Contracts and Compensation

All executive directors have service contracts which may be terminated by the Company for breach by the executive or by giving 12 months' notice. There are no pre-determined special provisions for directors with regard to compensation in the event of loss of office, with compensation based on what would be earned by way of salary, pension entitlement and other benefits over the notice period. There is no automatic entitlement to annual bonus or outstanding awards under share incentive plans. Non-executive directors' appointments may be terminated without compensation other than in respect of fees during the notice period. Details of the contract of service or contract for services of each person who has served as a director of the Company at any time during the financial year are set out in the table to the right.

Name of director	Date of contract	Unexpired term of contract on 30 September 2004	Notice period under contract	Other benefits in the contract relevant to termination payment
Executive directors				
G S Berruyer	30 September 2004	12 months	12 months from Company and/or 6 months from individual	None
P S Harrison	1 April 2000	Age 60 or 12 months	12 months from Company and/or individual	None
P L Stobart	26 September 2003	Age 60 or 12 months	12 months from Company and/or individual	None
R Verni	8 July 2003	12 months	12 months from Company and/or individual	None
P A Walker	26 September 2003	Age 60 or 12 months	12 months from Company and/or individual	None
Non-executive directors				
L C N Bury	26 September 2003	1 year	6 months from Company and/or 1 month from individual	None
D H Clayton	6 September 2004	2 years 9 months	6 months from Company and/or 1 month from individual	None
C J Constable	26 September 2003	1 year	6 months from Company and/or 1 month from individual	None
A J Hobson	29 June 2004	2 years 9 months	6 months from Company and/or 1 month from individual	None
K C Howe	26 September 2003	1 year	6 months from Company and/or 1 month from individual	None
T C W Ingram	18 March 2004	1 year 6 months	6 months from Company and/or 1 month from individual	None
M E W Jackson	26 September 2003	1 year	12 months from Company and/or 1 month from individual	None

4. Performance Graph

Total Shareholder Return ("TSR") against FTSE 100

The following graph shows, for the last five financial years of the Company, the TSR on a holding of shares in the Company as against the TSR of the FTSE 100 Index.

The FTSE 100 Index is, in the opinion of the directors, the most appropriate index against which the TSR of the Company should be measured because of the comparable size of the companies which comprise that index.



Total shareholder return
Source: Thomson Financial
Value (£)
200
180
160
140
120
100
80
60
40
20
0
30 Sep 99
30 Sep 00
30 Sep 01
30 Sep 02
30 Sep 03
30 Sep 04
Sage
FTSE 100 Index

This graph shows the value, by 30 September 2004 of £100 invested in Sage on 30 September 1999 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year-ends.

5. Directors' Remuneration

The information set out in Sections 5.1 and 5.2 below has been subject to audit as required by part 3 of Schedule 7A of the Companies Act 1985.

5.1 Directors' emoluments and compensation

The total salaries, fees and benefits paid to or receivable by each person who served as a director at any time during the year appear in the table to the right. These include all payments for services as a director of the Company, its subsidiaries or otherwise in connection with the management of the Group and any other directorship he holds because of the Company's nomination.

	Salary and fees 000	Bonus 000	Benefits in kind[2] 000	2004 Total 000	2003 Total 000	2004 Pension contributions[3] 000	2003 Pension contributions 000
Executive directors							
G S Berruyer	425	319	7	751	562	-	-
P S Harrison	£220	£165	£14	£399	£299	£33	£29
P L Stobart	£300	£225	£17	£542	£442	£45	£42
R Verni	$550	$413	-	$963	$720	$1	$5
P A Walker	£480	£360	£20	£860	£693	£72	£63
Non-executive directors							
L C N Bury	£38	-	-	£38	£35	-	-
D H Clayton[1]	£8	-	-	£8	-	-	-
C J Constable	£38	-	-	£38	£37	-	-
A J Hobson[1]	£8	-	-	£8	-	-	-
K C Howe	£25	-	-	£25	£20	-	-
T C W Ingram	£33	-	-	£33	£27	-	-
M E W Jackson	£143	-	£1	£144	£144	£21	£19

Notes:

1 Appointed 23 June 2004.

2 Benefits in kind include the provision of a company car, car allowance and insurance.

3 Retirement benefits were accruing to five directors (2003: six). All pension contributions accrued under money purchase schemes.

- No payments for compensation for loss of office or otherwise relating to termination of office or employment were made during the year.
- No other payments (including non cash benefits) were made to third parties in respect of the services of a person who served as a director of the Company at any time during the financial year.
- Total directors' emoluments were £3,140,000 (2003: £2,762,000).
- Including gains on share options, the total emoluments of the highest paid director were £859,792 (2003: £4,780,322).

5.2 Directors' Share Options

There are limits on the number of newly issued shares that can be used to satisfy awards under the Group's share schemes in any 10 year period. The limits and the Group's current position against those limits as at 22 December 2004 are set out in the table to the right.

Limit	Current position
7.5% of Group's share capital can be used for discretionary share schemes	4.59% used
10% of Group's share capital can be used for all share schemes	5.06% used

Remuneration Report continued

Executive Share Options

The Group's only current executive share option scheme is the ESOS where in the year under review executive directors received grants worth 100% of their base salary at the then relevant exchange rates. The outstanding executive share options granted to each director of the Company under the executive share option schemes, including the ESOS, are recorded in the register kept by the Company under section 325 Companies Act 1985 as follows:

	Exercise price per share	Shares under option at 1 October 2003 number	Granted during the year number	Exercised during the year number	Shares under option at 30 September 2004 number	Date exercisable
G S Berruyer	81.10p	650,000	–	(200,000)	450,000	17 December 2000 – 17 December 2007
	136.00p	350,000	–	–	350,000	16 December 2001 – 16 December 2008
	329.75p	121,304	–	–	121,304	17 January 2004 – 17 January 2011
	134.00p	223,880	–	–	223,880	31 December 2005 – 31 December 2012
	171.00p	–	175,438	–	175,438	24 December 2006 – 24 December 2013
P S Harrison	81.10p	150,000	–	–	150,000	17 December 2000 – 17 December 2007
	136.00p	60,000	–	–	60,000	16 December 2001 – 16 December 2008
	721.00p	30,000	–	–	30,000	23 February 2003 – 23 February 2010
	329.75p	65,595	–	–	65,595	17 January 2004 – 17 January 2011
	134.00p	186,567	–	–	186,567	31 December 2005 – 31 December 2012
	171.00p	–	128,654	–	128,654	24 December 2006 – 24 December 2013
M E W Jackson	136.00p	300,000	–	–	300,000	16 December 2001 – 16 December 2008
P L Stobart	81.10p	400,000	–	–	400,000	17 December 2000 – 17 December 2007
	136.00p	210,000	–	–	210,000	16 December 2001 – 16 December 2008
	329.75p	121,304	–	–	121,304	17 January 2004 – 17 January 2011
	134.00p	223,880	–	–	223,880	31 December 2005 – 31 December 2012
	171.00p	–	175,438	–	175,438	24 December 2006 – 24 December 2013
R Verni	204.50p	150,000	–	–	150,000	7 June 2002 – 7 June 2009
	329.75p	121,304	–	–	121,304	17 January 2004 – 17 January 2011
	228.50p	89,031	–	–	89,031	2 January 2005 – 2 January 2012
	134.00p	298,507	–	–	298,507	31 December 2005 – 31 December 2012
	171.00p	–	182,158	–	182,158	24 December 2006 – 24 December 2013
P A Walker	33.90p	1,560,000	–	–	1,560,000	15 January 1999 – 15 January 2006
	136.00p	440,000	–	–	440,000	16 December 2001 – 16 December 2008
	329.75p	151,630	–	–	151,630	17 January 2004 – 17 January 2011
	134.00p	313,432	–	–	313,432	31 December 2005 – 31 December 2012
	171.00p	–	280,701	–	280,701	24 December 2006 – 24 December 2013
		6,216,434	942,389	(200,000)	6,958,823	

Notes:

1 No options were varied during the year.

2 Options granted to all directors of the Company and its operating subsidiaries throughout the Group under the ESOS that are exercisable on or after 23 February 2003 will normally be exercisable only if the percentage increase in the Company's EPS has exceeded the percentage increase in RPI by at least 3% each year in the three year period since grant i.e. by a total of 9%. If that target is not met at the end of the three year period, then those options will only be exercisable if EPS growth exceeds RPI by 12% over the four year period following the date of grant. In respect of any share options exercisable prior to 23 February 2003 no performance conditions apply as such conditions were not deemed appropriate by the Remuneration Committee.

3 For the options exercised in the year, the market price of the exercised shares at the date of exercise (14 January 2004) was 193.4p.

4 The market price of a share of the Company at 30 September 2004 was 162.25p and the lowest and highest market price during the year of each such shares were 155.25p and 207.75p respectively.

5 Total gains on the exercise of share options were £224,600 (2003: £4,217,920), including £224,600 (2003: £4,217,920) on executive share options.

All-Employee Share Schemes

In relation to the SAYE Scheme, the outstanding options granted to each director of the Company are as follows:

	Exercise price per share	Shares under option at 1 October 2003 number	Granted during the year number	Exercised during the year number	Shares under option at 30 September 2004 number
P S Harrison	112.00p[1(c)]	8,437	-	-	8,437
M E W Jackson	64.80p[1(b)]	30,090	-	-	30,090
P L Stobart	112.00p[1(c)]	8,437	-	-	8,437
P A Walker	180.40p[1(a)]	5,266	-	-	5,266
		52,230	-	-	52,230

Notes:

1 These options are exercisable between the following dates:
(a) 1 March 2005 - 31 August 2005
(b) 1 February 2005 - 31 July 2005
(c) 1 March 2006 - 31 August 2006

2 Under the PEE Mr G S Berruyer holds units in a French mutual fund which holds shares in the Company. The units must be held for no less than 5 years. On 29 September 2003 units held by Mr G S Berruyer were equivalent to 6,647.23 ordinary shares at a price of 1.6625 euro per share. On 27 September 2004 units equivalent to 8,099 shares were held at a price of 1.721 euros per share. Units are valued on a weekly basis.

5.3 Interests in shares

The interests of the directors in the shares of the Company according to the register kept by the Company under section 325 of the Companies Act 1985 were:

	Ordinary shares at 30 September 2004	Ordinary shares at 30 September 2003
G S Berruyer	-	-
L C N Bury	400,000	400,000
D H Clayton	-	-
C J Constable	30,000	30,000
P S Harrison	-	-
A J Hobson	6,000	-
K C Howe	275,000	275,000
T C W Ingram	10,000	10,000
M E W Jackson	340,000	340,000
P L Stobart	15,040	15,040
R Verni	-	-
P A Walker	8,504,650	8,504,650
	9,580,690	9,574,690

Notes:

1 The above interests in the ordinary share capital of the Company are beneficial.

2 There have been no changes in the directors' holdings in the share capital of the Company between 30 September 2004 and 22 December 2004 other than the acquisition on 1 December 2004 of 25,000 ordinary shares by D H Clayton at a price of 194 pence per share.

5.4 Significant awards to past directors

No significant awards were made to any person who was not a director at the time the award was made but who was previously a director.

Approved by the Board of Directors and signed on its behalf:

L C N Bury
Chairman of the Remuneration Committee
22 December 2004

Consolidated Profit and Loss Account

For the year ended 30 September 2004

	Note	Continuing operations 2004 £'000	Acquisitions 2004 £'000	Total 2004 £'000	Continuing operations 2003 £'000
Turnover	2	**590,443**	**97,142**	**687,585**	560,345
Cost of sales		**(52,809)**	**(13,012)**	**(65,821)**	(51,571)
Gross profit		**537,634**	**84,130**	**621,764**	508,774
Selling and administrative expenses		**(370,052)**	**(66,105)**	**(436,157)**	(352,867)
Operating profit	2,3	**167,582**	**18,025**	**185,607**	155,907
Interest receivable				**2,539**	1,393
Interest payable and similar charges	4			**(7,002)**	(6,263)
Profit on ordinary activities before taxation				**181,144**	151,037
Taxation on profit on ordinary activities	6(a)			**(54,343)**	(46,821)
Profit on ordinary activities after taxation				**126,801**	104,216
Equity minority interest	24			**(65)**	(65)
Profit for the financial year				**126,736**	104,151
Equity dividends	8			**(29,876)**	(21,093)
Retained profit for the financial year	17(b)			**96,860**	83,058
Earnings per share (pence) – basic	22			**9.90p**	8.16p
Earnings per share (pence) – diluted	22			**9.85p**	8.14p
Dividend per share (pence)	8			**2.33p**	1.65p

There is no material difference between profits and losses as reported above and historical cost profits and losses in either the current or comparative year.

Consolidated Balance Sheet

As at 30 September 2004

	Note	2004 £'000	Restated (note 1(c)) 2003 £'000
Fixed assets			
Intangible assets	9	**994,804**	856,370
Tangible assets	10	**123,998**	99,243
		1,118,802	955,613
Current assets			
Stocks	12	**3,217**	2,667
Debtors	13	**121,597**	110,247
Deferred tax asset	16(a)	**9,028**	16,559
Cash at bank and in hand	23(b)	**74,341**	97,234
		208,183	226,707
Creditors: amounts falling due within one year	14	**(204,018)**	(185,306)
Net current assets		**4,165**	41,401
Total assets less current liabilities		**1,122,967**	997,014
Creditors: amounts falling due after more than one year	15	**(199,675)**	(170,871)
Deferred income		**(190,926)**	(154,566)
Equity minority interest	24	**(178)**	(144)
		732,188	671,433
Capital and reserves			
Called up equity share capital	17(a)	**12,818**	12,792
Share premium account	17(b)	**446,284**	443,137
Merger reserve	17(b)	**61,111**	61,111
Profit and loss account	17(b)	**211,975**	154,393
Equity shareholders' funds		**732,188**	671,433

The financial statements on pages 32 to 61 were approved by the Board of Directors on 22 December 2004 and are signed on their behalf by:

P A Walker
Director

P S Harrison
Director

Company Balance Sheet

As at 30 September 2004

	Note	2004 £'000	2003 £'000
Fixed assets			
Investments	11	**736,972**	672,913
Current assets			
Debtors	13	**608,380**	462,764
Cash at bank and in hand		**630**	9,478
		609,010	472,242
Creditors: amounts falling due within one year	14	**(347,445)**	(227,281)
Net current assets		**261,565**	244,961
Total assets less current liabilities		**998,537**	917,874
Creditors: amounts falling due after more than one year	15	**(199,475)**	(170,366)
		799,062	747,508
Capital and reserves			
Called up equity share capital	17(a)	**12,818**	12,792
Share premium account	17(b)	**446,284**	443,137
Merger reserve	17(b)	**61,111**	61,111
Profit and loss account	17(b)	**278,849**	230,468
Equity shareholders' funds		**799,062**	747,508

The financial statements on pages 32 to 61 were approved by the Board of Directors on 22 December 2004 and are signed on their behalf by:

P A Walker
Director

P S Harrison
Director

Consolidated Cash Flow Statement

For the year ended 30 September 2004

	Note	2004 £'000	2003 £'000
Net cash inflow from operating activities	23(a)	**221,812**	183,829
Returns on investments and servicing of finance			
Interest received		**2,539**	1,393
Interest paid		**(6,510)**	(5,479)
Issue cost of loans	23(c)	**(1,428)**	(225)
Net cash outflow from returns on investments and servicing of finance		**(5,399)**	(4,311)
Taxation			
Corporation tax paid		**(23,818)**	(27,416)
Capital expenditure			
Payments to acquire tangible fixed assets		**(47,088)**	(40,808)
Receipts from sales of tangible fixed assets		**5,614**	242
Net cash outflow from capital expenditure		**(41,474)**	(40,566)
Acquisitions and disposals			
Purchase of subsidiary undertakings:			
Net cash consideration – current year acquisitions	18(e)	**(159,771)**	(66,209)
– prior year acquisitions	18(f)	**(10,897)**	(7,223)
Net cash outflow from acquisitions and disposals		**(170,668)**	(73,432)
Equity dividends paid		**(21,843)**	(24,217)
Cash (outflow)/inflow before financing and management of liquid resources		**(41,390)**	13,887
Management of liquid resources			
(Increase)/reduction in short term deposits	23(e)	**(3,756)**	131
Financing			
Shares issued	23(c)	**3,064**	1,161
Movement in loan funding	23(c)	**15,479**	23,476
Repayment of capital element of finance leases		**-**	(21)
Net cash inflow from financing		**18,543**	24,616
(Decrease)/increase in cash in the year	23(b)	**(26,603)**	38,634

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 30 September 2004

	Note	2004 £'000	Restated (note 1(c)) 2003 £'000
Profit for the financial year		**126,736**	104,151
Translation of foreign currency net investments and related borrowings	17(b)	**(39,278)**	(16,266)
Total recognised gains and losses relating to the year		**87,458**	87,885
Prior year adjustment	1(c)	**(44,314)**	-
Total recognised gains and losses since the last annual report		**43,144**	87,885

Reconciliation of Movements in Equity Shareholders' Funds

For the year ended 30 September 2004

	Note	2004 £'000	2003 £'000
Profit for the financial year		**126,736**	104,151
Dividends	8	**(29,876)**	(21,093)
Retained profit for the financial year	17(b)	**96,860**	83,058
Translation of foreign currency net investments and related borrowings	17(b)	**(39,278)**	9,791
Shares issued		**3,173**	1,167
Net increase in equity shareholders' funds		**60,755**	94,016
Opening equity shareholders' funds		**671,433**	621,731
Prior year adjustment	1(c)	**-**	(44,314)
Closing equity shareholders' funds		**732,188**	671,433

Notes to the Accounts

For the year ended 30 September 2004

1 Accounting policies

a Basis of accounting

These financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards in the United Kingdom. The true and fair override provisions of the Companies Act 1985 have been invoked as detailed in note (c) below. The Group has adopted UITF 17 (revised) 'Employee Share Schemes' without material affect. A summary of the more important Group accounting policies, which have been consistently applied except for goodwill (see note (c)), is set out below.

b Basis of consolidation

The financial statements of the Group comprise the financial statements of the Company and its subsidiaries prepared to 30 September 2004. Subsidiaries acquired during the year are included in the Group financial statements using the acquisition method of accounting. Accordingly, the Group profit and loss account and statement of cash flows include the results and cash flows from the effective date of acquisition. No profit and loss account is presented for The Sage Group plc as permitted by Section 230 of the Companies Act 1985.

c Goodwill

Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. In accordance with FRS 10, for acquisitions made on or after 1 October 1998, goodwill has been capitalised as an intangible asset. Goodwill arising on acquisitions prior to that date was eliminated against reserves in accordance with the accounting standard then in force. If a subsidiary or business is subsequently sold or closed, any goodwill arising on consolidation that was eliminated against reserves or that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

The directors have concluded that they should evaluate the life of goodwill on a case by case basis, amortising goodwill in instances where a fixed life is considered appropriate. Goodwill which is not amortised, is subject to an annual impairment review. Accordingly, goodwill capitalised on businesses acquired since 1 October 1998 has been assessed as having an indefinite life, (except in the case of one acquisition which has been assigned a 20 year useful economic life and is being amortised over this period). This is because the main intangible assets that the Group has acquired are customer bases, channels of distribution and brands. However, none of these intangible assets qualify as a separable net asset under FRS 10, therefore they have not been accounted for separately.

Based on past experience, the directors consider that, taken together, these assets enhance in value over time. This results from better customer and channel management and brand development, which improves returns on acquired businesses.

The carrying value of this goodwill will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required. In order to give a true and fair view, the financial statements depart from the specific requirements of the company legislation to amortise goodwill over a finite period. The directors consider this to be necessary for the reasons given above. Because of the indefinite life of these intangible assets, it is not possible to quantify the impact of this departure.

Impairment review – The need for any goodwill impairment write-down is assessed by comparison of the carrying value of the asset against the higher of net realisable value or value in use. The value in use is determined from estimated discounted future cash flows.

The discount rate used in performing the impairment review is the Group's weighted average cost of capital which is currently 7.4%.

As required by International Financial Reporting Standards, the Group has changed its accounting policy with regard to the currency denomination of goodwill. Previously, the amount of goodwill has been fixed at the historic sterling exchange rate prevailing at date of acquisition. In order to reflect the underlying local currency asset, goodwill is now accounted for in local currency and retranslated into sterling at the exchange rate ruling at the date of the balance sheet. There was no impact on the profit and loss account for the year ended 30 September 2003. Shareholders' funds and goodwill at 30 September 2003 have been reduced by £44,314,000.

d Revenue recognition

Turnover represents amounts invoiced to third parties after deducting credit notes, allowances, trading discounts and sales tax. The Group derives revenue from software licences, customer support and other products and services. Customer support includes telephone support and maintenance updates. Other products and services include the sale of business forms and training.

Software licences – The Group recognises the revenue allocable to software licences and upgrades upon shipment of the software product or upgrade, when there are no significant obligations remaining, when the fee is fixed and determinable and when collectability is considered probable. Where appropriate the Group provides a reserve for estimated returns under the standard acceptance terms at the time the revenue is recorded.

Customer support – Revenue allocable to customer support is recognised on a straight-line basis over the term of the support contract. Revenue not recognised in the profit and loss account under this policy is classified as deferred income in the balance sheet.

Other products and services – Revenue allocable to other products and services is recognised as the products are shipped, or services are provided.

Notes to the Accounts continued

For the year ended 30 September 2004

1 Accounting policies – continued

e Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation on tangible fixed assets is provided down to an asset's residual value over its useful economic life as follows:

Freehold buildings	– 50 years
Long leasehold land and buildings	– over period of lease
Plant and equipment	– 15%–33.3% per annum straight line
Fixtures and fittings	– 15% per annum straight line
Motor vehicles	– 25% per annum straight line

f Development costs

All costs associated with the research and development of software are written off as incurred.

g Stocks

Stocks are stated at the lower of cost and net realisable value.

h Leasing

All leases are operating leases and the annual rentals are charged to the profit and loss account as incurred.

i Foreign currency translation

Foreign currency assets and liabilities are translated into sterling at rates of exchange ruling at the year-end. Trading results are translated at the average rate prevailing during the relevant period. Differences arising on the re-translation of the net investments and the results for the year are taken directly to reserves together with differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against Group equity investments in foreign enterprises. All other exchange differences are dealt with in the profit and loss account.

j Deferred tax

Deferred tax is accounted for under FRS 19, which requires a form of full provision for accounting for deferred tax, called the incremental liability approach. Deferred tax is provided on timing differences where the Group has an obligation to pay more tax in the future as a result of those timing differences. Deferred tax assets are only recognised if it is considered more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted.

As permitted by FRS 19, the Group has adopted a policy of not discounting deferred tax assets and liabilities.

k Pension schemes

The Group operates money purchase pension schemes for certain of its employees. The contributions are charged to the profit and loss account as incurred.

l Investments

Fixed asset investments are stated at cost less provision for any diminution in value.

2 Segment information

The directors consider there to be only one class of business being the development, distribution and support of accounting and business management software and related products and services for small and medium-sized businesses. Therefore, only geographical segment information is given below. The geographical analysis of turnover by destination is as follows:

	2004 £'000	2003 £'000
United Kingdom	165,820	151,148
Mainland Europe	182,505	151,085
North America	286,125	246,482
Rest of World	53,135	11,630
	687,585	560,345

The geographical analysis of turnover, operating profit and net assets/(liabilities) by origin is as follows:

	Turnover 2004 £'000	Operating profit 2004 £'000	Net assets/ (liabilities) 2004 £'000
United Kingdom	185,728	71,665	427,781
Mainland Europe	170,264	40,066	122,145
North America	287,011	62,341	344,513
Rest of World	44,582	11,535	44,365
	687,585	185,607	938,804
Unallocated net liabilities[1]	–	–	(206,616)
	687,585	185,607	732,188

Acquisitions in the year have been included in the following segments:

	Turnover 2004 £'000	Operating profit/(loss) 2004 £'000	Net assets/ (liabilities) 2004 £'000
United Kingdom	1,653	(1,007)	(2,587)
Mainland Europe	23,908	5,425	58,267
North America	28,867	2,808	65,302
Rest of World	42,714	10,799	50,705
	97,142	18,025	171,687

Notes to the Accounts continued
For the year ended 30 September 2004

2 Segment information – continued

	Turnover 2003 £'000	Operating profit 2003 £'000	Restated (note 1(c)) Net assets/ (liabilities) 2003 £'000
United Kingdom	170,170	66,624	371,237
Mainland Europe	140,563	26,910	102,453
North America	247,658	61,729	359,674
Rest of World	1,954	644	(2,183)
	560,345	155,907	831,181
Unallocated net liabilities[1]	–	–	(159,748)
	560,345	155,907	671,433

Notes:
1 Unallocated net liabilities comprise net debt, taxation, dividends, deferred consideration and equity minority interest.
2 The geographical presentation above has been modified to reflect the addition and integration of new businesses into the Group.

3 Operating profit
Operating profit is stated after charging:

	Note	2004 £'000	2003 £'000
Staff costs (including directors' emoluments):			
– Wages and salaries		**234,839**	183,013
– Social security costs		**37,711**	29,710
– Other pension costs		**7,106**	6,323
Research and development expenditure (including staff costs)		**74,386**	57,979
Depreciation of tangible fixed assets – owned	10	**15,065**	11,787
Amortisation of intangible fixed assets	9	**1,036**	–
(Profit)/loss on sale of tangible fixed assets	23(a)	**(540)**	667
Operating lease rentals:			
– Plant and machinery		**3,007**	2,517
– Land and buildings		**18,164**	14,917
Auditors' remuneration		**867**	539

Auditors' remuneration shown above includes £60,000 (2003: £30,000) in respect of the Company.

Analysis of non-audit fees paid to PricewaterhouseCoopers LLP:	2004 £'000	2003 £'000
Taxation services and compliance work		
– Paid in the UK	**457**	974
– Paid outside of the UK	**773**	579
	1,230	1,553
Due diligence work relating to acquisitions		
– Paid in the UK	**–**	–
– Paid outside the UK	**133**	331
	133	331
Non-audit fees paid to PricewaterhouseCoopers LLP	**1,363**	1,884

Details of the Group's policy on the remuneration of PricewaterhouseCoopers LLP for non-audit services can be found in the Corporate Governance Statement on page 22.

Further details on directors' emoluments can be found in the Remuneration Report on pages 29 to 31 which form a part of these accounts.

4 Interest payable and similar charges

	Note	2004 £'000	2003 £'000
Interest on borrowings		**6,404**	5,642
Amortisation of issue costs on loans	23(c)	**598**	621
		7,002	6,263

5 Employees

The average monthly number of persons employed by the Group during the year was:

	2004 number	2003 number
United Kingdom	**1,803**	1,509
Mainland Europe	**2,276**	1,643
North America	**2,742**	2,653
Rest of World	**814**	–
	7,635	5,805

Notes to the Accounts continued

For the year ended 30 September 2004

6 Taxation on profit on ordinary activities

a Analysis of charge in the period

	Note	2004 £'000	2003 £'000
Current tax			
UK corporation tax before double taxation relief		**28,325**	24,961
Double taxation relief		**(4,689)**	(3,825)
UK corporation tax on profits of the period		**23,636**	21,136
Adjustments in respect of previous periods		**(618)**	(2,264)
UK current tax		**23,018**	18,872
Overseas current tax on profits of the period		**23,432**	14,430
Adjustments in respect of previous periods		**(3,915)**	(2,635)
Overseas current tax		**19,517**	11,795
Total current tax		**42,535**	30,667
Deferred tax			
Origination and reversal of timing differences		**8,044**	16,154
Adjustments in respect of previous periods		**3,764**	-
Total deferred tax	16(c)	**11,808**	16,154
Total tax charge		**54,343**	46,821

b Factors affecting tax charge for the period

The following table reconciles the tax charge based upon applying UK corporation tax rates to the reported profit before taxation to the actual current tax charge disclosed above.

	2004 £'000	2003 £'000
Profit on ordinary activities before taxation	**181,144**	151,037
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2003: 30%)	**54,343**	45,311
Effects of:		
Expenses not deductible for tax purposes and other permanent differences	**(261)**	2,193
Capital allowances in excess of depreciation	**(1,299)**	(352)
Utilisation of tax losses	**(9,748)**	(13,418)
Tax amortisation of goodwill	**(1,354)**	(2,032)
Adjustments to tax charge in respect of previous periods	**(4,533)**	(4,899)
Higher tax rates on overseas earnings	**5,387**	3,864
Current tax charge for the period	**42,535**	30,667

c Factors that may affect future tax charges

There are tax losses which have not been recognised for deferred tax purposes. If sufficient suitable profits arise in the future, then these losses could be utilised and hence reduce the future tax charge. See note 16(b) below.

There are certain tax credits which may be available to reduce future tax charges but which have not been recognised. If subsequently these credits are actually available then this would lead to reductions in future tax charges.

A discussion of the Group's tax charge can be found in the Financial Review on pages 14 and 15.

7 Parent company financial statements

The amount of profit for the financial year before dividends within the accounts of the parent company is £78,257,000 (2003: £67,455,000). There is no material difference between the profits and losses as reported above and historical cost profits and losses and there are no other gains or losses in the year.

8 Equity dividends

	Note	2004 £'000	2003 £'000
Interim paid 0.611p per share (2003: 0.555p)		**7,836**	7,086
Final proposed 1.719p per share (2003: 1.095p)	14	**22,040**	14,007
Total 2.330p (2003: 1.650p)		**29,876**	21,093

9 Intangible fixed assets – goodwill

	Note	Restated (note 1(c)) Group £'000
Cost and net book value		
At 1 October 2003 as reported		900,684
Prior year adjustment	1(c)	(44,314)
Revised balance at 1 October 2003		856,370
Acquisition of subsidiary undertakings	18(a) – 18(d)	191,962
Amendments to prior year fair values	18(f)	2,801
Retranslation of opening goodwill		(55,293)
Amortisation	3	(1,036)
At 30 September 2004		**994,804**

Details of the accounting policy on goodwill can be found on page 37 and a discussion of the policy is contained in the Financial Review on pages 14 and 15.

Notes to the Accounts continued

For the year ended 30 September 2004

10 Tangible fixed assets

	Freehold land and buildings £'000	Assets in the course of construction £'000	Long leasehold land and buildings £'000	Plant and equipment £'000	Fixtures and fittings £'000	Motor vehicles £'000	Total £'000
Cost							
At 1 October 2003	23,928	43,793	1,072	81,468	21,380	2,232	173,873
Additions	–	27,518	–	12,479	2,831	803	43,631
Transfer	71,311	(71,311)	–	–	–	–	–
Disposals	(6,051)	–	(186)	(9,886)	(445)	(425)	(16,993)
Acquisitions of subsidiary undertakings	–	–	–	12,136	3,027	118	15,281
Exchange movements	(872)	–	–	(3,820)	(700)	(8)	(5,400)
At 30 September 2004	**88,316**	**–**	**886**	**92,377**	**26,093**	**2,720**	**210,392**
Depreciation							
At 1 October 2003	1,431	–	564	59,129	12,430	1,076	74,630
Charge for the year	536	–	163	10,002	3,974	390	15,065
Disposals	(139)	–	(104)	(8,924)	(1,537)	(272)	(10,976)
Acquisitions of subsidiary undertakings	–	–	–	9,544	1,618	89	11,251
Exchange movements	(82)	–	–	(3,021)	(468)	(5)	(3,576)
At 30 September 2004	**1,746**	**–**	**623**	**66,730**	**16,017**	**1,278**	**86,394**
Net book value							
At 30 September 2004	**86,570**	**–**	**283**	**25,647**	**10,076**	**1,442**	**123,998**
At 30 September 2003	22,497	43,793	508	22,339	8,950	1,156	99,243

11 Investments

Equity interests in subsidiary undertakings are as follows:

	Company £'000
Cost	
At 1 October 2003	673,209
Additions	64,059
At 30 September 2004	**737,268**
Provision for diminution in value	
At 1 October 2003 and 30 September 2004	(296)
Net book value	
At 30 September 2004	**736,972**
At 30 September 2003	672,913

The additions in the year mainly represent investments in new subsidiary undertakings.

Principal trading subsidiary undertakings, included in the Group accounts at 30 September 2004, are shown below. All of these subsidiary undertakings are wholly owned and are engaged in the development, distribution and support of accounting and business management software and related products and services for small and medium-sized businesses.

Company	Country of incorporation and operation
Sage (UK) Limited	England
Sage Hibernia Limited[1]	Ireland
Best Software, Inc.[1]	US
Best Software SB, Inc.[1]	US
Timberline Software Corporation[1]	US
ACCPAC International, Inc.[1]	US
ACCPAC Canada Inc.[1]	Canada
Ciel SA[1]	France
Sage France SA[1]	France
Sage Coala SAS[1]	France
Sage Software GmbH & Co KG[1]	Germany
Sage Sesam Ltd	Switzerland
SP Grupo Sage, SA[1]	Spain
Softline (Pty) Ltd	South Africa
Micropay (Pty) Ltd[1]	Australia
Handisoft Software (Pty) Ltd[1]	Australia

Notes:

1 Shares held by subsidiary undertakings.

2 All investments are in ordinary share capital, with the exception of Sage Software GmbH & Co KG, which is a partnership in which two subsidiary undertakings are equity partners.

3 All companies operate in their country of incorporation.

Notes to the Accounts continued

For the year ended 30 September 2004

12 Stocks

	Group	
	2004 £'000	2003 £'000
Materials	**1,133**	756
Finished goods	**2,084**	1,911
	3,217	2,667

The replacement cost of stock is not more than the carrying value.

13 Debtors

	Group		Company	
	2004 £'000	2003 £'000	**2004 £'000**	2003 £'000
Trade debtors	**107,031**	94,379	**–**	–
Amounts owed by Group undertakings	**–**	–	**608,353**	462,418
Other debtors	**4,530**	6,305	**27**	346
Prepayments	**10,036**	9,563	**–**	–
	121,597	110,247	**608,380**	462,764

Other debtors falling due in more than one year after the balance sheet date were £1,393,000 (2003: £2,044,000).

14 Creditors: amounts falling due within one year

	Note	Group		Company	
		2004 £'000	2003 £'000	**2004 £'000**	2003 £'000
Current portion of loans	15(a)	**6,184**	37,173	**6,000**	36,846
Trade creditors		**62,446**	46,601	**–**	–
Amounts owed to Group undertakings		**–**	–	**317,534**	175,756
Corporation tax		**59,562**	38,665	**1,096**	118
Other creditors, taxes and social security costs		**24,816**	15,213	**–**	–
Accruals		**26,624**	20,966	**775**	554
Deferred consideration on acquisitions and cost of share options assumed	25(a)	**2,346**	12,681	**–**	–
Proposed dividend	8	**22,040**	14,007	**22,040**	14,007
		204,018	185,306	**347,445**	227,281

Included in the figures above is £82,659,000 (2003: £51,889,000) relating to taxation (including Corporation tax) and social security.

15 Creditors: amounts falling due after more than one year

	Note	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Loans		**199,475**	170,671	**199,475**	170,366
Deferred consideration on acquisitions	25(a)	**200**	200	**–**	–
		199,675	170,871	**199,475**	170,366

a Loans

Amounts falling due:	Note	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
In one year or less		**6,184**	37,173	**6,000**	36,846
In more than one year but not more than two years		**–**	44,861	**–**	44,556
In more than two years but not more than five years		**199,475**	125,810	**199,475**	125,810
		205,659	207,844	**205,475**	207,212
Less: included in creditors falling due within one year	14	**(6,184)**	(37,173)	**(6,000)**	(36,846)
		199,475	170,671	**199,475**	170,366

Included in loans above and in note 14 is £207,227,000 (2003: £186,634,000) of unsecured loans (before unamortised issue costs) taken out in connection with acquisitions.

Of this sum, £6,631,000 (2003: £14,449,000) relates to Senior Notes, which were issued to the US private placement market. These notes are repayable in equal annual instalments, the final instalment falling due in 2005 and carry a fixed interest coupon of 6.77% per annum.

The remaining £200,596,000 (2003: £172,185,000) is drawn down under multi-currency credit facilities. During the year, the Group refinanced its existing $450,000,000 multi-currency revolving credit facilities which were due to expire on 27 March 2006, into a new £350,000,000 multi-currency revolving credit facility. This new facility expires on 24 May 2009. At 30 September 2004, £200,596,000 had been drawn under these revolving facilities (2003: £172,185,000).

In addition to this, during the prior year a £60,000,000 facility was raised to fund the construction of a new facility located in the UK. At 30 September 2004 £nil (2003: £21,500,000) was drawn under this facility.

In the table above, loans are stated net of unamortised issue costs of £1,752,000 (2003: £922,000). The Company has incurred total issue costs of £4,908,000 (2003: £3,480,000) in respect of these facilities. These costs are allocated to the profit and loss account over the term of the facility at a constant rate on the carrying amount.

Notes to the Accounts continued

For the year ended 30 September 2004

16 Provisions for liabilities and charges

a Deferred tax liability/(asset) provided in the accounts comprises:

	Group		Company	
	2004 £'000	2003 £'000	**2004 £'000**	2003 £'000
Accelerated capital allowances	**2,732**	590	–	–
Tax losses	**(4,795)**	(17,002)	–	–
Other short term timing differences	**(6,965)**	(147)	–	–
	(9,028)	(16,559)	–	–

The other short term timing differences include a deferred tax liability of £3,705,000 (2003: £2,351,000) in respect of tax amortisation of goodwill.

Of the above deferred tax asset, £nil (2003: £10,485,000) will only be available to be utilised after more than 12 months.

b Deferred tax liability/(asset) not provided in the accounts comprises:

	Group		Company	
	2004 £'000	2003 £'000	**2004 £'000**	2003 £'000
Chargeable gains subject to rollover relief	**780**	780	–	–
Tax losses	**(3,427)**	(5,493)	–	–
Other short term timing differences	**–**	(6,467)	–	–
	(2,647)	(11,180)	–	–

The unprovided deferred tax relates mainly to tax losses. This potential asset has not been recognised as it is more likely than not that the losses will not be utilised in the foreseeable future.

c Analysis of movement in the period:

	Note	Group £'000	Company £'000
Deferred tax asset at 1 October 2003		(16,559)	–
Exchange movements		1,649	–
Acquisitions of subsidiary undertakings		(8,650)	–
Transfer to current tax		2,724	–
Deferred tax charge in profit and loss account	6(a)	11,808	–
Deferred tax asset at 30 September 2004		**(9,028)**	–

Deferred tax has been calculated at 30% (2003: 30%) in respect of UK companies (being the prevailing UK corporation tax rates at 30 September 2004 and 2003) and at the respective prevailing rates for the overseas subsidiaries.

17 Capital and reserves

a Ordinary share capital

	Group and Company 2004 £'000	2003 £'000
Allotted called up and fully paid 1,281,801,526 ordinary shares at 1p each (2003: 1,279,158,360)	**12,818**	12,792

The authorised share capital of the Company at 30 September 2004 was £18,600,000 (30 September 2003: £18,600,000) comprising 1,860,000,000 ordinary shares of 1p each (30 September 2003: 1,860,000,000).

The following share options were outstanding under executive share option schemes at 30 September 2004:

Date option granted	Option price per share	Date exercisable	Number of shares
15 January 1996	33.90p	15 January 1999 – 15 January 2006	1,560,000
10 February 1997	53.90p	10 February 2000 – 10 February 2007	150,000
17 December 1997	81.10p	17 December 2000 – 17 December 2007	1,478,300
20 January 1998	98.75p	20 January 2001 – 20 January 2008	150,000
20 April 1998	43.10p – 95.60p	8 August 1999 – 2 March 2009	1,054,966
15 May 1998	140.00p	15 May 2001 – 15 May 2008	1,792,590
16 December 1998	136.00p	16 December 2001 – 16 December 2008	3,126,510
7 June 1999	204.50p	7 June 2002 – 7 June 2009	1,753,000
11 February 2000	63.54p – 619.50p	11 February 2000 – 6 January 2010	206,076
23 February 2000	721.00p	23 February 2003 – 23 February 2010	31,250
24 May 2000	542.50p	24 May 2003 – 24 May 2010	24,910
10 January 2001	301.00p	10 January 2004 – 10 January 2011	3,812,165
17 January 2001	329.75p	17 January 2004 – 17 January 2011	702,441
16 May 2001	264.00p	16 May 2004 – 16 May 2011	3,052,795
2 January 2002	228.50p	2 January 2005 – 2 January 2012	6,262,702
31 December 2002	134.00p	31 December 2005 – 31 December 2012	7,877,369
12 May 2003	147.00p	12 May 2006 – 12 May 2013	3,646,350
24 December 2003	171.00p	24 December 2006 – 24 December 2013	15,229,132
24 May 2004	172.00p	24 December 2007 – 24 December 2014	436,631
			52,347,187

Under the executive share option schemes 1,851,297 1p ordinary shares were issued during the year for proceeds of £2,175,874. These were exercised at a range of prices from 65.72p to 147.00p (average price of 117.53p).

Notes to the Accounts continued

For the year ended 30 September 2004

17 Capital and reserves – continued
a Ordinary share capital – continued

In addition, options were granted under the terms of The Sage Group plc 1996 Savings Related Share Option Scheme approved by members on 7 February 1996 as follows:

Date option granted	Option price per share	Date exercisable	Number of shares
9 January 1998	64.80p	1 February 2005 – 31 July 2005	117,420
8 January 1999	114.80p	1 February 2006 – 31 July 2006	29,120
1 March 2000	499.00p	1 March 2005 – 31 August 2005	5,138
1 March 2000	499.00p	1 March 2007 – 31 August 2007	1,840
1 March 2001	240.00p	1 March 2006 – 31 August 2006	34,167
1 March 2001	240.00p	1 March 2008 – 31 August 2008	2,143
1 March 2002	180.40p	1 March 2005 – 31 August 2005	201,957
1 March 2002	180.40p	1 March 2007 – 31 August 2007	34,668
1 March 2002	180.40p	1 March 2009 – 31 August 2009	7,571
1 March 2003	112.00p	1 March 2006 – 31 August 2006	1,116,122
1 March 2003	112.00p	1 March 2008 – 31 August 2008	170,569
1 March 2003	112.00p	1 March 2010 – 31 August 2010	29,190
1 March 2004	140.00p	1 March 2007 – 31 August 2007	467,604
1 March 2004	140.00p	1 March 2009 – 31 August 2009	172,409
1 March 2004	140.00p	1 March 2011 – 31 August 2011	37,140
			2,427,058

Under the above scheme, 791,869 1p ordinary shares were issued during the year for proceeds of £888,472.

The market price of the shares of the Company at 30 September 2004 was 162.25p and the highest and lowest prices during the year were 207.75p and 155.25p respectively.

b Reserves

Group	Note	Share premium account £'000	Merger reserve £'000	Profit and loss account £'000
At 1 October 2003 as reported		443,137	61,111	198,707
Prior year adjustment	1(c)	–	–	(44,314)
Revised balance at 1 October 2003		443,137	61,111	154,393
Shares issued		3,147	–	–
Retained profit for the year		–	–	96,860
Exchange movements		–	–	(39,278)
At 30 September 2004		**446,284**	**61,111**	**211,975**

Currency translation adjustments in the Group profit and loss account include gains of £16,986,000 (2003: gains £8,116,000) relating to foreign currency borrowings used to finance overseas investments.

The cumulative amount of goodwill eliminated against reserves amounts to £252,939,000 at 30 September 2004 (2003: £266,738,000 – restated (note 1(c)).

Company	Share premium account £'000	Merger reserve £'000	Profit and loss account £'000
At 1 October 2003	443,137	61,111	230,468
Shares issued	3,147	–	–
Retained profit for the year	–	–	48,381
At 30 September 2004	**446,284**	**61,111**	**278,849**

Notes to the Accounts continued

For the year ended 30 September 2004

18 Acquisitions

a Grupo SP, SA

On 24 October 2003 the Group completed the acquisition of Grupo SP, SA ("SP") for a consideration of £56.2m (inclusive of £1.1m related costs). Total goodwill arising on the acquisition is £56.7m. The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities.

The assets and liabilities of SP at fair value were:

	Note	Book value £'000	Fair value adjustments: Alignment of accounting policies £'000	Fair value adjustments: Other[1] £'000	Fair value to Group £'000
Tangible fixed assets		1,005	–	–	**1,005**
Stocks		209	–	–	**209**
Debtors		2,274	–	–	**2,274**
Cash		7,492	–	–	**7,492**
Creditors falling due within one year		(5,340)	–	(1,007)	**(6,347)**
Deferred income		(5,079)	–	–	**(5,079)**
Net assets		**561**	**–**	**(1,007)**	**(446)**
Cash consideration including costs	18(e)				**56,205**
Goodwill arising					**56,651**

Notes:

1 Other adjustments include a provision against stock held by channel partners.

Prior to acquisition the last full set of financial statements of SP was prepared for the year ended 31 December 2002 and showed a profit of 7,578,000 after taxation.

The pre-acquisition results for SP for the period from 1 January 2003 to 23 October 2003 prepared under SP's accounting policies and principles prevailing prior to acquisition were as follows:

	'000
Turnover	**24,351**
Operating profit	813
Net interest payable	(183)
Profit before taxation	630
Tax benefit	629
Profit after taxation	**1,259**

Other than the profit for the period, there were no other gains or losses.

b Softline Limited

On 14 November 2003 the Group completed the acquisition of Softline Limited ("Softline") for a consideration of £64.2m (inclusive of £1.4m related costs). Total goodwill arising on the acquisition is £52.5m. The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities.

The assets and liabilities of Softline at fair value were:

	Note	Book value £'000	Fair value adjustments: Alignment of accounting policies[1] £'000	Fair value adjustments: Other[2] £'000	Fair value to Group £'000
Intangible fixed assets		3,752	(3,752)	–	–
Tangible fixed assets		1,511	–	(13)	**1,498**
Stocks		609	–	–	**609**
Debtors		7,650	–	(174)	**7,476**
Deferred tax		3,424	914	–	**4,338**
Cash		15,770	–	–	**15,770**
Creditors falling due within one year		(8,164)	–	(1,769)	**(9,933)**
Deferred income		(5,561)	(1,701)	(811)	**(8,073)**
Net assets		**18,991**	**(4,539)**	**(2,767)**	**11,685**
Cash consideration including costs	18(e)				**64,182**
Goodwill arising					**52,497**

Notes:
1 Includes the write off of goodwill and capitalised development costs, recognition of support revenues on a deferral basis together with related taxation effect.
2 Other adjustments include a provision for settlement of an onerous contract.

Prior to acquisition the last full set of financial statements of Softline was prepared for the year ended 31 March 2003 and showed a profit of South African Rand 9,081,000 after taxation.

The pre-acquisition results for Softline for the period from 1 April 2003 to 13 November 2003 prepared under Softline's accounting policies and principles prevailing prior to acquisition were as follows:

	South African Rand'000
Turnover	**357,074**
Operating profit	64,903
Net interest receivable	6,546
Profit before taxation	71,449
Taxation	(17,689)
Profit after taxation	**53,760**

Other than the profit for the period, there were no other gains or losses.

Notes to the Accounts continued

For the year ended 30 September 2004

18 Acquisitions – continued

c ACCPAC International, Inc.

On 9 March 2004 the Group completed the acquisition of ACCPAC International, Inc. ("ACCPAC") for a consideration of £69.8m (inclusive of £0.8m related costs). Total goodwill arising on the acquisition is £76.1m. The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities.

The assets and liabilities of ACCPAC at fair value were:

	Note	Book value £'000	Fair value adjustments: Alignment of accounting policies[1] £'000	Fair value adjustments: Other[2] £'000	Fair value to Group £'000
Intangible fixed assets		14,249	(14,249)	–	–
Tangible fixed assets		1,355	–	–	1,355
Stocks		488	–	–	488
Debtors		6,639	–	–	6,639
Deferred tax		3,785	–	–	3,785
Cash		12,555	–	–	12,555
Creditors falling due within one year		(13,454)	–	(2,300)	(15,754)
Deferred income		(17,674)	2,320	–	(15,354)
Net assets		7,943	(11,929)	(2,300)	(6,286)
Cash consideration including costs	18(e)				69,845
Goodwill arising					76,131

Notes:
1 Includes the write off of goodwill and adjustment to method of calculation of support revenue on a deferred basis.
2 Other adjustments include a reassessment of tax liabilities.

Prior to acquisition the last full set of financial statements of ACCPAC was prepared for the year ended 31 March 2003 and showed a profit of US $3,437,000 after taxation.

The pre-acquisition results for ACCPAC for the period from 1 April 2003 to 8 March 2004 prepared under ACCPAC's accounting policies and principles prevailing prior to acquisition were as follows:

	US $'000
Turnover	99,532
Operating loss	(12,212)
Net interest payable	(10)
Loss before taxation	(12,222)
Tax benefit	5,017
Loss after taxation	(7,205)

Other than the loss for the period, there were no other gains or losses.

d Other acquisitions made in the year

The following acquisitions, each for the entire share capital of the relevant company, were made during the year:

1 SA Cote Ouest Soft Editions was acquired on 31 October 2003 for a cash consideration of £0.9m (including costs). The fair value of assets acquired was (£0.3m) resulting in goodwill of £1.2m.

2 Optima Finance SA was acquired on 18 December 2003 for a cash consideration of £1.4m (including costs). The fair value of assets acquired was £0.2m resulting in goodwill of £1.2m.

3 Denver Manufacturing Ltd was acquired on 30 March 2004 for a cash consideration of £0.7m (including costs). The fair value of assets acquired was £nil resulting in goodwill of £0.7m.

4 Specific Software Accounting Packages Ltd was acquired on 5 May 2004 for a cash consideration of £0.8m (including costs). The fair value of assets acquired was (£0.2m) resulting in goodwill of £1.0m.

In addition, acquisitions were completed during the year of the trade and assets of the following business:

1 Easy Solutions division of The Macabe Associates, Inc. was acquired on 14 January 2004 for a cash consideration of £2.2m (including costs). The fair value of assets acquired was (£0.4m) resulting in goodwill of £2.6m.

The assets and liabilities in respect of these acquisitions at fair value (based on provisional assessments pending final determination of certain assets and liabilities) were:

			Fair value adjustments		
	Note	Book value £'000	Alignment of accounting policies[1] £'000	Other[2] £'000	Fair value to Group £'000
Intangible fixed assets		387	(387)	–	–
Tangible fixed assets		178	(3)	(3)	**172**
Stocks		30	(28)	–	**2**
Debtors		1,061	–	–	**1,061**
Deferred tax		527	–	–	**527**
Cash		632	–	–	**632**
Creditors falling due within one year		(1,934)	(27)	(215)	**(2,176)**
Deferred income		(745)	(168)	–	**(913)**
Net assets		**136**	**(613)**	**(218)**	**(695)**
Cash consideration including costs	18(e)				**5,988**
Goodwill arising					**6,683**

Notes:

1 Alignment of accounting policies includes the write off of intangible assets and the alignment of treatment of deferred income.

2 Other adjustments include the recognition of a loan payable.

Notes to the Accounts continued

For the year ended 30 September 2004

18 Acquisitions – continued

e Analysis of net outflow of cash in respect of acquisitions

Cash consideration:	Note	£'000
SP	18(a)	56,205
Softline	18(b)	64,182
ACCPAC	18(c)	69,845
Other acquisitions	18(d)	5,988
		196,220
Cash acquired		(36,449)
		159,771

f Other

During the year ended 30 September 2004 adjustments were made in respect of goodwill on prior year acquisitions of £2,801,000, due to additional acquisition payments of £1,182,000 and the reduction in net assets of £1,619,000 following the re-appraisal of the fair value of assets and liabilities.

During the year ended 30 September 2004 additional cash consideration of £10,897,000 was paid in relation to previous years acquisitions.

19 Operating lease commitments

The Group's annual commitment under non-cancellable operating leases comprises:

	2004		2003	
Operating leases which expire:	**Plant and equipment £'000**	**Land and buildings £'000**	Plant and equipment £'000	Land and buildings £'000
Within one year	**542**	**367**	670	1,950
In one to two years	**423**	**3,193**	492	330
In two to five years	**499**	**7,899**	132	8,170
In more than five years	**–**	**3,240**	–	5,860
	1,464	**14,699**	1,294	16,310

The Company has no operating lease commitments (2003: none).

20 Capital commitments and contingent liabilities

The Group had no contracted capital commitments at 30 September 2004 (2003: £28,000,000 relating to the new UK office facility). At 30 September 2004 the Company had no capital commitments (2003: none). The Group and Company had no contingent liabilities at 30 September 2004 (2003: none).

21 Pension commitments

The Group operates pension plans throughout the world. These plans are devised in accordance with local conditions and practices in the country concerned. All pension plans are money purchase pension schemes.

22 Earnings per share

The calculation of basic earnings per ordinary share is based on earnings of £126,736,000 (2003: £104,151,000) being profit for the year and on 1,280,276,310 (2003: 1,276,690,520) ordinary shares, being the weighted average number of ordinary shares in issue during the year.

The diluted earnings per share is based on profit for the year of £126,736,000 (2003: £104,151,000) and on 1,286,153,099 (2003: 1,280,031,692) ordinary shares, calculated as follows:

	2004 thousands	2003 thousands
Basic weighted average number of ordinary shares	**1,280,276**	1,276,691
Dilutive share options	**5,877**	3,341
Adjusted weighted average number of ordinary shares	**1,286,153**	1,280,032

23 Consolidated cash flow statement

a Reconciliation of operating profit to net cash inflow from operating activities

	Note	2004 £'000	2003 £'000
Operating profit		**185,607**	155,907
Depreciation	10	**15,065**	11,787
Amortisation	9	**1,036**	–
(Profit)/loss on sale of tangible fixed assets	3	**(540)**	667
Exchange movements		**(12,802)**	2,067
Decrease/(increase) in stocks		**669**	(93)
Decrease in debtors		**2,141**	8,008
Increase/(decrease) in creditors		**9,603**	(7,112)
Increase in provision for deferred income		**21,033**	12,598
Net cash inflow from operating activities		**221,812**	183,829

b Analysis of changes in net cash

	£'000
At 1 October 2003	96,146
Net cash movement	(26,603)
At 30 September 2004	**69,543**

The net cash balance at 30 September 2004 is disclosed in the balance sheet as cash at bank and in hand of £74,341,000 (2003: £97,234,000), of which £4,798,000 (2003: £1,088,000) is held on short term deposit.

Notes to the Accounts continued

For the year ended 30 September 2004

23 Consolidated cash flow statement – continued

c Analysis of changes in financing during the year

	Note	Share capital (including share premium and merger reserve) £'000	Loans £'000
At 1 October 2003		517,040	207,844
Acquisitions		–	152
Gain on options exercised relating to consideration for prior year acquisitions		109	–
Non-cash movements	4	–	598
Exchange movements		–	(16,986)
Issue cost of loans		–	(1,428)
Net cash flow from financing		3,064	15,479
At 30 September 2004		**520,213**	**205,659**

d Reconciliation of net cash flow to movement in net debt

	Note	£'000
Decrease in cash in the year		(26,603)
Increase in short term deposits		3,756
Issue cost of loans		1,428
Cash inflow from increase in loans		(15,479)
Change in net debt resulting from cash flows		(36,898)
Loans acquired with subsidiaries		(152)
Non-cash movements	4	(598)
Exchange movements		16,940
Movement in net debt in the year		(20,708)
Net debt at 1 October 2003		(110,610)
Net debt at 30 September 2004		**(131,318)**

e Analysis of change in net debt

	At 1 October 2003 £'000	Cash flow £'000	Acquisitions £'000	Other £'000	Exchange movements £'000	At 30 September 2004 £'000
Net cash at bank and in hand	96,146	(26,603)	–	–	–	69,543
Short term deposits	1,088	3,756	–	–	(46)	4,798
Loans due within one year	(37,173)	27,470	(152)	149	3,522	(6,184)
Loans due after more than one year	(170,671)	(41,521)	–	(747)	13,464	(199,475)
Total	**(110,610)**	**(36,898)**	**(152)**	**(598)**	**16,940**	**(131,318)**

Short term deposits are included within cash at bank and in hand in the balance sheet. In the cash flow column above, loan movements are stated net of issue costs.

f Summary of effects of acquisitions on cash flow

A summary of the net cash outflow in respect of acquisitions is given in note 18(e). The subsidiary undertakings acquired during the year had a positive impact of £27,274,000 on the Group's net operating cash flows, received £810,000 in respect of net returns on investments and servicing of finance, paid £2,180,000 in respect of taxation and utilised £1,951,000 for capital expenditure.

24 Equity minority interest

The equity minority interest represents a holding of 49% of the ordinary shares in Sage Software Middle East FZ – LLC.

25 Financial instruments

An explanation of the Group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the Group in its activities can be found in the Financial Review on pages 14 and 15 which form part of these accounts.

The disclosures below take advantage of the exemption to exclude short term debtors and creditors (except for the currency disclosures).

a Interest rate profile
Financial liabilities

The interest rate profile of the Group's financial liabilities at 30 September 2004 was:

			Fixed rate interest financial liabilities			Financial liabilities on which no interest is paid	
	Total £'000	Floating rate financial liabilities £'000	Principal £'000	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Principal £'000	Weighted average period to maturity Years
Sterling	306	–	6	6.0	1.0	300	1.0
US Dollar	207,173	198,852	6,623	6.7	1.0	1,698	1.0
Euro	178	–	178	6.0	1.0	–	–
Australian Dollar	548	–	–	–	–	548	1.0
Total	**208,205**	**198,852**	**6,807**	**6.7**	**1.0**	**2,546**	**1.0**

Notes to the Accounts continued

For the year ended 30 September 2004

25 Financial instruments – continued
a Interest rate profile – continued
Financial liabilities – continued

The interest rate profile of the Group's financial liabilities at 30 September 2003 was:

			Fixed rate interest financial liabilities			Financial liabilities on which no interest is paid	
	Total £'000	Floating rate financial liabilities £'000	Principal £'000	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Principal £'000	Weighted average period to maturity Years
Sterling	21,613	21,313	–	–	–	300	1.0
US Dollar	198,330	171,475	14,876	6.7	2.0	11,979	1.0
Euro	509	–	180	6.0	1.5	329	1.0
Swiss Franc	273	–	–	–	–	273	1.0
Total	**220,725**	**192,788**	**15,056**	**6.7**	**2.0**	**12,881**	**1.0**

The floating rate financial liabilities comprise: US Dollar (2003: US Dollar and Sterling) denominated bank borrowings that bear interest at a rate of 0.60% (2003: US Dollar 0.55%, Sterling 0.66%) above LIBOR (2003: LIBOR).

The financial liabilities on which no interest is paid comprise deferred consideration payable within one year of £2,346,000 (2003: £12,681,000) and in one to two years of £200,000 (2003: £200,000).

Financial assets

The Group has cash deposits of £74,341,000 (2003: £97,234,000) of which £24,574,000 (2003: £44,145,000) is held in US Dollars, £21,979,000 (2003: £34,444,000) is in Euros, £7,090,000 is in South African Rand (2003: £nil), £5,717,000 is in Australian Dollars (2003: £1,030,000), and £6,184,000 (2003: £2,377,000) in other currencies, with the balance being Sterling cash deposits. All deposits obtain interest at variable rates.

Of the debtors due in more than one year, on which no interest is paid, £250,000 is denominated in Sterling (2003: £250,000), £694,000 is in Euros (2003: £1,457,000) and £449,000 is in US Dollars (2003: £337,000).

b Currency exposure

The Group's other currency exposures comprise only those exposures that give rise to net currency gains and losses to be recognised in the profit and loss account. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved. At 30 September 2004 and 30 September 2003, these exposures are immaterial to the Group.

c Maturity of borrowing facilities

The maturity profile of the Group's undrawn commitments was as follows:

	Undrawn 2004 £'000	Undrawn 2003 £'000
In more than one year but not more than two years	20,000	–
In more than two years but not more than five years	189,404	137,236
	209,404	137,236

d Fair value of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities:

Primary financial instruments held or issued to finance the Group's operations:	Book value 2004 £'000	Fair value 2004 £'000	Book value 2003 £'000	Fair value 2003 £'000
Cash and short term deposits	74,341	74,341	97,234	97,234
Other debtors falling due in more than one year	1,393	1,393	2,044	2,044
Borrowings repayable within one year	(6,184)	(6,281)	(37,173)	(37,669)
Deferred consideration payable within one year	(2,346)	(2,346)	(12,681)	(12,681)
Borrowings repayable in more than one year	(199,475)	(199,475)	(170,671)	(170,923)
Deferred consideration payable in more than one year	(200)	(200)	(200)	(200)

Fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

26 Post balance sheet events

On 16 November 2004 the Group announced the acquisition of Federal Liaison Services, Inc. ("FLS") a US corporation, for an enterprise value of £9.7 million.

Independent Auditors' Report

PricewaterhouseCoopers

Independent auditors' report to the members of The Sage Group plc

We have audited the financial statements which comprise the Consolidated Profit and Loss Account, the Consolidated Balance Sheet, the Company Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Total Recognised Gains and Losses, the Reconciliation of Movements in Equity Shareholders' Funds and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Financial Review, the Directors' Report, the unaudited part of the Remuneration Report, the Chairman's Statement, the Chief Executive's Review, the Corporate Social Responsibility and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Newcastle upon Tyne
22 December 2004

Notice of Meeting

Notice is hereby given that the seventeenth Annual General Meeting of The Sage Group plc will be held at North Park, Newcastle upon Tyne, NE13 9AA at 10.00am on Thursday 3 March 2005 for the following purposes:

Ordinary Business
To consider and, if thought fit, to adopt the following resolutions which will be proposed as ordinary resolutions:

1 To receive and consider the audited accounts for the year ended 30 September 2004 together with the reports of the directors and the auditors.

2 To declare a final dividend recommended by the directors of 1.719 pence per ordinary share for the year ended 30 September 2004 to be paid on 11 March 2005 to members whose names appear on the register on 11 February 2005.

3 To re-elect Mr L C N Bury as a director.

4 To re-appoint Mr D H Clayton as a director.

5 To re-appoint Mr A J Hobson as a director.

6 To re-appoint Ms T Ingram as a director.

7 To re-appoint Messrs PricewaterhouseCoopers LLP as Auditors to the Company and to authorise the directors to determine their remuneration.

8 That the Remuneration Report forwarded to shareholders with this Notice of Annual General Meeting be approved.

Special Business
As special business, to consider and, if thought fit, to pass the following resolutions, of which resolutions 9, 13 and 14 will be proposed as ordinary resolutions and resolutions 10, 11 and 12 will be proposed as special resolutions:

9 That:

a) subject to and in accordance with Article 6 of the Company's Articles of Association, the directors be authorised to allot relevant securities up to a maximum nominal amount of £4,272,671;

b) all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect; and

c) this authority shall expire at the conclusion of the next Annual General Meeting of the Company.

10 That:

a) subject to and in accordance with Article 7 of the Company's Articles of Association, the directors be given power to allot equity securities for cash and that, for the purposes of paragraph 1(b) of Article 7, the nominal amount to which this power is limited is £640,900; and

b) the power given to directors by this resolution be extended to sales for cash of any shares which the Company may hold as treasury shares.

11 That the Company be and is hereby granted general and unconditional authority to make one or more market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares in the capital of the Company on such terms and in such manner as the directors shall determine PROVIDED THAT:

(i) the maximum number of ordinary shares which may be acquired pursuant to this authority is 128,180,153 ordinary shares in the capital of the Company;

(ii) this authority shall expire on 3 March 2006, or if earlier, at the conclusion of the next Annual General Meeting; and

(iii) the minimum price which may be paid for each such ordinary share is its nominal value and the maximum price is 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately before the purchase is made (in each case exclusive of expenses).

12 That the regulations set out in the printed document submitted to the meeting and for the purpose of identification initialled by the Chairman be adopted as the Articles of Association of the Company in substitution for all existing Articles of Association of the Company.

13 That the amendment to the individual limit in the rules of the Sage Group 1999 Executive Share Option Scheme (the "Scheme") summarised in the Directors' Report forwarded to shareholders with the Notice of Annual General Meeting and marked up on the rules of the Scheme produced to the meeting and initialled by the Chairman for the purposes of identification, be approved and the directors be authorised to do all such acts and things as they may consider necessary or expedient to give effect to this amendment.

Notice of Meeting continued

14 That:

a) The Sage Group plc Performance Share Plan (the "Plan"), the main features of which are summarised in the Directors' Report forwarded to shareholders with the Notice of Annual General Meeting and a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification, be approved and the directors be authorised to do all such acts and things as they may consider necessary or expedient to carry the Plan into effect; and

b) the directors be authorised to establish such schedules to the Plan as they may consider necessary in relation to employees in jurisdictions outside the United Kingdom, with such modifications as may be necessary or desirable to take account of local securities laws, exchange control and tax legislation, provided that any shares made available under such schedules must be treated as counting against the relevant limits on individual participation and overall participation in the Plan.

By Order of the Board
M J Robinson
Secretary

Registered office:
North Park
Newcastle upon Tyne
NE13 9AA
12 January 2005

Notes:

(i) A member entitled to attend and vote may appoint one or more proxies to attend and vote instead of him. A proxy need not also be a member.

(ii) To be valid, a Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a duly certified copy of it) must be lodged with the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6UQ, or received via the sharevote website, no later than 10.00am on Tuesday 1 March 2005. The completion and return of a Form of Proxy will not prevent a member who wishes to do so from attending and voting in person. In relation to appointing a proxy through the CREST electronic proxy appointment service please see note (vii) below.

(iii) Copies of the service contracts and terms of appointment of the directors are available for inspection at North Park, Newcastle upon Tyne, NE13 9AA during normal business hours on any weekday (weekends and public holidays excepted).

(iv) The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members registered in the register of members of the Company as at 6.00pm on 1 March 2005 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00pm on 1 March 2005 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(v) Copies of the existing Articles of Association and proposed new Articles of Association are available for inspection at the offices of the Company at North Park, Newcastle upon Tyne, NE13 9AA and at the offices of Allen & Overy, One New Change, London, EC4M 9QQ during normal business hours on any weekday (weekends and public holidays excepted) from the date of this notice and at the place of the meeting from 9.45am until the close of the meeting.

(vi) If you return paper and electronic proxy instructions, those received last by the Registrar before the latest time for receipt of proxies will take precedence. You are advised to read the website terms and conditions of use carefully. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged.

(vii) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on Thursday 3 March 2005 and any adjournment(s) of that meeting by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Financial Calendar

AGM	3 March 2005
Dividend Payments	
Final payable – year ended 30 September 2004	11 March 2005
Interim payable – period ending 31 March 2005	June 2005
Results Announcements	
Interim results – period ending 31 March 2005	10 May 2005
Final results – year ending 30 September 2005	30 November 2005


sage
Design and production Gardiner Richardson Photography Mike Abrahams The Sage Gateshead Photography Mark Westerby
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UPDATE TO ANNEX B, ITEM 5

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

COPY **88(2)**

RECEIVED

2005 FEB 10 P 12:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18655		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 18,655
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 18,655

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 25/10/2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E9251 Tel: 01903 833004
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

COPY **88(2)**

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	81.10p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee (UK) Ltd, part. ID BH01, a/c 909780 Address Mariner House, Pepys Street London UK Postcode EC3N 4DA	Class of shares allotted Ordinary	Number allotted 10,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **10,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26.10.2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AM9285 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

COPY

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	11	2004	12	11	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,000	4,765	10,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	81.10p	112.00p	140.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee (UK) Limited Part ID:- BH01 Address Mariner House Pepys Street Newcastle Upon Tyne UK Postcode EC3N 4DA	Class of shares allotted Ordinary	Number allotted 20,000
Name Ms Jacqueline Story Address 31 The Swallows Hadrian Park Wallsend UK Postcode NE28 9YQ	Class of shares allotted Ordinary	Number allotted 4,765
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **24,765**

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned [signature] Date 23.11.2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SLM9497 Tel: 01903 833264
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

COPY

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,710		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 10,710
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 10,710

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 23.11.2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/9613 Tel: 01903 833884
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

COPY **88(2)**

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	73500		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	73,500
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	73,500
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 1.12.2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E9771 Tel: 01903 833004

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

COPY

88(2)

RECEIVED

2005 FEB 10 P 12:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,380		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 18,380
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 18,380

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 7.12.2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/9853	Tel: 01903 833884
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

COPY

88(2)

Return of Allotment of Shares

HFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	03	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	50,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	81.10p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (List joint share allotments consecutively) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 50,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 50,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 10.12.2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/9875 Tel: 01903 833161
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

COPY

88(2)

Return of Allotment of Shares

:HFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10710		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	10,710
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	10,710

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 13.12.2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E9927 Tel: 01903 833004

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS


COPY

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	14	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3570		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Ordinary	35,710
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	35,710

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

igned [signature] Date 16.12.2004

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./CAS/9979	Tel: 01903 833436
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

COPY

88(2)

Return of Allotment of Shares

IFPO83

›mpany Number	2231246
›mpany name in full	The Sage Group plc

hares allotted (including bonus shares):

ate or period during which ıares were allotted
' shares were allotted on one date ıter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	1|4	1|2	2| 0| 0| 4	|	|	|||

·lass of shares *ırdinary or preference etc)*	Ordinary		
lumber allotted	3570		
lominal value of each share	1p		
ımount (if any) paid or due on each ;hare *(including any share premium)*	140.00p		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be :reated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	3,570
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	3,570
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 16.12.2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E1009 Tel: 01903 833004
DX number DX exchange

UPDATE TO ANNEX C

	Date	Press Information Title
1.	12-01-04	Sage Pre-Tax Profit up 20% to £181.1 Million for Year Ended 30 September 2004
2.	12-01-04	Directors' Shareholdings
3.	12-13-04	Additional Listing
4.	12-21-04	Appointment of Non-Executive Director
5.	01-05-05	Sage Acquires Swiss Business Management Software Vendor Simultan
6.	01-06-05	Directors' Shareholdings
7.	01-31-05	Annual Report and Accounts 2004
8.	02-08-05	Directors' Shareholdings

FILE NO. 82-34736

FOR IMMEDIATE RELEASE

1 December 2004

SAGE PRE-TAX PROFIT UP 20% TO ?181.1 MILLION FOR YEAR ENDED 30 SEPTEMBER 2004

The Sage Group plc ("Sage"), a leading supplier of accounting and business management software solutions and related services for small to medium-sized enterprises ("SMEs"), announces its unaudited results for the year ended 30 September 2004.

Financial highlights

* Turnover increased by 29%* to ?687.6m (2003: ?533.2m*)
* Pre-tax profit increased 20% to ?181.1m (2003: ?151.0m)
* Earnings per share up 21% to 9.90p (2003: 8.16p)
* Operating cash flow up 21% to ?221.8m (2003: ?183.8m)
* Proposed dividend raised 41% to 2.33p per share (2003: 1.65p) following a review of our dividend policy

Operational and strategic highlights

* Expanded portfolio of software and services generated organic revenue growth of 6%
* Improved organic revenue growth in the second half of the year in each region
* Acquisitions of Softline, SP and ACCPAC established significant presence in South Africa, Australia, Spain, Canada and South-East Asia
* 269,000 new customers, in addition to 903,000 customers added with acquired businesses, bringing the customer base to 4.4m businesses (2003: 3.2m), excluding CRM customers
* Significantly increased operating margins in new acquisitions

Regional analysis*

	2004		2003	
?m	Turnover	Operating profit	Turnover	Operating profit
UK	185.7	71.7	170.2	66.6
Mainland Europe	170.3	40.1	139.6	27.1
North America	287.0	62.3	221.3	55.2

FILE NO. 82-34736

Rest of World	44.6	11.5	2.1	0.7
	687.6	185.6	533.2	149.6
Foreign exchange impact*	-	-	27.1	6.3
	687.6	185.6	560.3	155.9

Chairman, Michael Jackson, commented: "These results show improved organic revenue growth compared to recent reporting periods. They demonstrate the value of our key asset, our large and growing customer base of 4.4 million SMEs, to which we are successfully selling our extensive range of products and services. Our recent significant acquisitions made strong early contributions with integration into the Group proceeding swiftly and effectively.

The Board has reviewed its dividend policy in light of the highly cash generative nature of the Group. It has decided to progressively increase the dividend so as to achieve a dividend cover of 3.5 times within two to three years. Dividend cover for 2004 is 4.25 times.

Our focus in 2005 will be on growing our customer base, continuing to improve our products and services and developing our recently acquired businesses. We will continue to seek acquisition opportunities which strengthen our market position and meet our investment criteria. The start to the new financial year has been encouraging and we view 2005 with confidence."

Geographical segments as revised for 2004 interim results. Details of the re-analysis of 2003 comparatives are shown at www.sage.com

*Foreign currency results for the prior year have been retranslated at current year exchange rates to facilitate comparison of certain of the results within this release.

A presentation for analysts will be held at 9.30am today at Deutsche Bank, Winchester House, 1 Great Winchester Street, London EC2N 2DB. The presentation will also be available at www.sage.com. A live audio broadcast of the presentation will also be available for analysts. The dial-in number is +44 (0) 207 162 0181

Enquiries:

The Sage Group plc 0191 294 3000	Tulchan Communications 020 7353 4200
Paul Walker, Chief Executive	Julie Foster
Paul Harrison, Finance Director	Kirstie Hamilton
Phil Branston, Investor Relations	

Introduction

We are pleased to report a strong performance, with turnover increasing 29%* and earnings per share increasing 21%. During the year, our businesses added 269,000 customers which, together with acquisitions, increased our customer base to 4.4 million. Our growth resulted from serving these customers with an expanded range of products and services and from strong early contributions by our acquisitions.

Market trends

SMEs continue to demand more from their IT systems in the face of challenging market conditions and increasing regulation. There is therefore a constant

FILE NO. 82-34736

requirement to balance a cautious approach to IT investment with a need to be more efficient and to use software to gain greater insight into their business activities.

In most cases, SMEs are addressing these challenges by upgrading their current software. However, in increasing numbers, SMEs are purchasing more sophisticated solutions better suited to their growing needs. Additional software is being used to automate key business processes such as sales and customer service, industry-specific production processes and management reporting.

Whether adding to their applications or not, SMEs are demanding increasing levels of service so that they can make the best use of their software. In addition, the need for advice and guidance on continually evolving accounting and business regulations, which vary from country to country, remains an important reason to renew support arrangements.

We have seen little change to the competitive landscape. When purchasing either support or additional software, SMEs are demonstrating a clear preference to retain their relationships with their current vendors. We continue to compete effectively by offering localised solutions supported by our 21,000 reseller partners around the world. Our locally-based customer support provides a swift response to changes in accounting and business regulations. We believe this differentiates us from our competitors.

Our approach to the market

Our product range closely reflects the business requirements of SMEs and therefore we continue to attract large numbers of new customers. During the year, our businesses added 269,000 customers and our acquisitions brought a further 903,000 customers, increasing the customer base to 4.4 million (2003: 3.2 million).

We have continued to strengthen our product portfolio, reinvesting 29% of software revenue (2003: 26%) into developing new and upgraded solutions for our customers. These include additions to our range of customer relationship management ("CRM") applications and tools for reporting, analytics and forecasting. Our programme of introducing further industry-specific solutions has continued through both acquisitions and in-house product development.

In parallel with broadening our product portfolio, we have also extended our range of support services. During the year, 265,000 of the 1.3 million customers that subscribed to support purchased a premium support contract. These contracts provide higher levels of assistance with regulatory compliance, management reporting and information technology problems.

Financial review

Revenues grew 29%* to ?687.6m (2003: ?533.2m*). Operating profit rose by 24%* to ?185.6m (2003: ?149.6m*) and pre-tax profit increased by 20% to ?181.1m (2003: ?151.0m). Earnings per share grew 21% to 9.90p (2003: 8.16p).

The movement in exchange rates had a significant impact on the translation of results into sterling. This arose principally from the 9% decline in the value of the US dollar against sterling. On an unadjusted basis, Group turnover grew by 23% and operating profit grew by 19%.

Organic revenue growth was 6%*. We calculate organic growth by removing the contributions of current and prior year acquisitions and of non-core products. Non-core products, which accounted for 4% of Group revenues, are those products where our focus is not on growth but rather on encouraging customers to move, over time, to core solutions. Organic revenue growth improved from 5%* in the first half of the year to 7%* in the second half. In particular, growth in our

FILE NO. 82-34736

mid-market businesses increased in the second half of the year following improvements in both our product portfolio and the management of our business partner relationships.

Software revenues were ?260.3m (2003: ?210.8m*), representing organic growth of 3%. This included growth in sales volume.

Services revenues were ?427.3m (2003: ?322.4m*), representing organic growth of 8%. 81% of services revenues related to sales of support contracts. These grew 11% organically. Support revenue growth was a combination of volume growth, with support contracts growing to 1.3 million by the year end (2003: 1.0m) and growth in spend per customer as a result of further take-up of premium support.

The Group operating margin was 27% (2003: 28%*). This slight decline reflected the initial dilutive effect of recent acquisitions. Excluding these acquisitions, the Group operating margin improved to 30% (2003: 29%*) resulting from our focus on highly profitable sales to existing customers and on strong cost management.

The Group remains highly cash generative with operating cash flow of ?221.8m representing 120% of operating profit. This strong cash flow meant that, after expenditure on acquisitions of ?170.7m, net debt stood at ?131.3m at the year end (30 September 2003: ?110.6m).

In light of our ongoing strong cash flow, the Board has reviewed its dividend policy. It has concluded that a dividend cover of 3.5 times is appropriate for our business and our dividend payments will be increased over the next two to three years in order to achieve this dividend target. Dividend cover for 2004 is 4.25 times. Accordingly, the proposed final dividend for the year ended 30 September 2004 is being raised 57% to 1.719p per share (2003: 1.095p), giving a dividend for the full year of 2.33p (2003: 1.650p). The final dividend will be payable on 11 March 2005 to shareholders on the register at close of business on 11 February 2005.

Acquisitions review

We concluded three important acquisitions in 2004, which enabled us both to expand into new territories and to enhance our product portfolio. Through these three acquisitions, we added 903,000 new customers to the Group. In addition, 2004 showed the first material contribution from Timberline, acquired late in 2003. During the year, significant progress was made in integrating and developing each of these businesses.

Timberline (acquired in September 2003) provides solutions dedicated to the needs of North American SMEs in the construction and real estate industries. By combining Timberline's leading product and its business partner community with our customer base marketing skills, we have begun to address migration opportunities for our existing customers. In its first complete year in the Group, Timberline contributed revenue of ?33.8m and operating profit of ?4.2m.

SP (acquired in October 2003) is market leader in the small business market in Spain.SP has benefited fromsharing best practice with our Mainland European businesses in customer support and product development. In its first 11 months in the Group, SP contributed revenue of ?23.9m and operating profit of ?5.4m.

Softline (acquired in November 2003) is market leader in the small business market in South Africa and in the specialist payroll and accountants' markets in Australia. Since acquisition, Softline's businesses have focussed on opportunities to offer more support to existing customers and to attract new mid-market customers with enhanced accounting and payroll products. In its first 10 months in the Group, Softline contributed revenue of ?39.1m and operating profit of ?8.5m, including a small contribution from its North American business.

FILE NO. 82-34736

ACCPAC (acquired in March 2004) is a leading vendor of accounting and CRM solutions. This acquisition has strengthened our market position in the US and has established a significant presence for the first time in Canada and in South-East Asia. ACCPAC's CRM product has been added to Sage's CRM portfolio, offering web-based hosting and an intermediate level of sophistication for customers seeking to expand their CRM solution. In its first six months in the Group, ACCPAC contributed revenue of ?34.2m and operating profit of ?4.1m.

Regional review

UK

UK revenues were ?185.7m (2003: ?170.2m). Excluding the current year contribution from the ACCPAC acquisition, organic revenue growth was 8%. This growth rate improved from 7% in the first half of the year to 10% in the second half.

The programme of regular upgrades to our principal accounting and payroll products resulted in strong software revenue growth.

Support revenue growth was underpinned by improved customer service and retention. Additional support was taken up by customers wanting to use their software more effectively, or to comply with new regulations such as those governing web-based payroll filing.

Whilst the small business division grew strongly throughout the year, the mid-market division showed improved growth in the second half of the year, due to better management of the reseller partner channel and an improved product portfolio.

The operating margin was maintained at 39% (2003: 39%). Whilst the programme of investment in new products and services continued, profitability was sustained by high-margin sales to existing customers and effective cost management. Organic operating profit grew 9%.

Mainland Europe

Revenues in Mainland Europe were ?170.3m (2003: ?139.6m*). Organic revenue growth was 5%*. This growth rate improved from 3%* in the first half of the year to 7%* in the second half.

Revenue growth was based principally on strong progress in initiatives to help customers migrate to more sophisticated software and support. In addition, new revenue sources were established through the introduction of a number of innovative new software and services offerings. These ranged from simple invoicing solutions for newly-formed SMEs, to integrated accounting, payroll and verticals for the mid-market.

The Spanish acquisition, SP, contributed revenue of ?23.9m. This reflects a strong contribution from support revenues. An operating margin of 23% was achieved through the profitability of the support business and with the benefit of a rationalisation of product development.

The overall operating margin in Mainland Europe rose to 24% (2003: 19%*). This resulted from the focus on high-margin sales to existing customers and effective cost management. Organic operating profit grew 20%.

North America

Revenues in North America were ?287.0m (2003: ?221.3m*). Organic revenue growth was 5%*. This growth rate improved from 3%* in the first half of the year to 7% * in the second half.

FILE NO. 82-34736

The North American region comprises the small business and the mid-market divisions. Revenues for the small business division were ?85.9m (2003: ?82.5m *). Its core products are Peachtree (accounting), and ACT! (contact management), which both grew revenues 9%*.

Revenues for the mid-market division were ?201.1m (2003: ?138.8m*) including acquisitions. Core accounting revenues (the MAS range and related products) grew 5%* organically. Mid-market's CRM revenues were affected by the delay in shipment of the SalesLogix upgrade, as highlighted in our interim results announcement. Whilst SalesLogix revenues declined 12% for the full year, they showed improvement in the second half of the year compared to the first half.

Two recent acquisitions made significant contributions. ACCPAC contributed revenues in North America of ?24.7m at an operating margin of 11%. Timberline contributed revenues of ?33.8m at an operating margin of 12%. Both businesses showed improvement in margins compared with pre-acquisition periods.

Following the year end, we announced the acquisition of Federal Liaison Services, Inc. ("FLS"), for an enterprise value of ?9.7 million. FLS's technology will enhance our payroll service by automating the payment and reporting of tax obligations.

The overall operating margin in North America reduced to 22% (2003: 25%) as a result of the initial dilutive effect of acquisitions. With the organic operating margin maintained at 24%, organic operating profit grew 5%.

Rest of World

This region contributed revenues of ?44.6m (2003: ?2.1m*) at an operating margin of 26% (2003: 33%*).

Softline's South African and Australian businesses together contributed revenue of ?34.9m. The operating margin of 24% reflected the focus placed by these businesses on growing support penetration and on selling complementary products such as payroll to their customer bases.

ACCPAC contributed revenues of ?7.8m at an operating margin of 32%. The principal contribution was from its market-leading business in South-East Asia.

People

Sage now employs nearly 8,000 people (2003: 5,800), the increase being principally a result of acquisitions. Our people have demonstrated considerable commitment to meeting the needs of our customers, resulting in a number of industry awards for customer service. They have also continued to take an innovative approach to the development of their businesses. Many have played important roles in integrating newly acquired businesses into the Group. We thank our people for their contribution to the year's performance.

Outlook

Whilst market conditions are substantially unchanged, these strong results show that our growth strategy is gaining momentum in each of our core markets.

Our focus in 2005 will be on growing our customer base, continuing to improve our products and services and developing our recently acquired businesses. We will continue to seek acquisition opportunities which strengthen our market position and meet our investment criteria. The start to the new financial year has been encouraging and we view 2005 with confidence.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FILE NO. 82-34736

For the year ended 30 September 2004

	Continuing operations	Acquisitions	Year ended 30 September (Unaudited) Total	Year ended 30 September (Audited) Total
	2004	2004	2004	2003
	?'000	?'000	?'000	?'000
Turnover	590,443	97,142	687,585	560,345
Operating profit	167,582	18,025	185,607	155,907
Net interest payable			(4,463)	(4,870)
Profit on ordinary activities before taxation			181,144	151,037
Taxation on profit on ordinary activities			(54,343)	(46,821)
Profit on ordinary activities after taxation			126,801	104,216
Equity minority interest			(65)	(65)
Profit for the financial year			126,736	104,151
Equity dividends			(29,876)	(21,093)
Amount transferred to reserves			96,860	83,058
Earnings per share (pence) - basic			9.90p	8.16p
Earnings per share (pence) - diluted			9.85p	8.14p
Dividend per share (pence)			2.33p	1.65p

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 30 September 2004

	Year ended 30 September 2004 (Unaudited)	Year ended 30 September 2003 (Restated - see note 5) (Audited)
	?'000	?'000

FILE NO. 82-34736

Profit for the financial year	126,736	104,151
Translation of foreign currency net investments and related borrowings	(53,073)	(15,442)
Total recognised gains and losses relating to the year	73,663	88,709

CONSOLIDATED BALANCE SHEET

As at 30 September 2004

	30 September 2004 (Unaudited) ?'000	30 September 2003 (Restated - see note 5) (Audited) ?'000
Fixed assets		
Intangible assets	996,639	856,370
Tangible assets	123,998	99,243
	1,120,637	955,613
Current assets		
Stocks	3,217	2,667
Debtors	121,597	110,247
Deferred tax asset	9,028	16,559
Cash at bank and in hand	74,341	97,234
	208,183	226,707
Creditors: amounts falling due within one year	(204,018)	(185,306)
Net current assets	4,165	41,401
Total assets less current liabilities	1,124,802	997,014
Creditors: amounts falling due after more than one year	(199,675)	(170,871)
Deferred income	(190,926)	(154,566)
Equity minority interest	(178)	(144)
	734,023	671,433
Capital and reserves		
Called up equity share capital	12,818	12,792
Share premium account	446,284	443,137

FILE NO. 82-34736

Merger reserve	61,111	61,111
Profit and loss account	213,810	154,393
Equity shareholders' funds	734,023	671,433

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2004

	Year ended 30 September 2004 (Unaudited) ?'000	Year ended 30 September 2003 (Audited) ?'000
Net cash inflow from operating activities	221,812	183,829
Returns on investments and servicing of finance		
Interest received	2,539	1,393
Interest paid	(6,510)	(5,479)
Issue cost of loans	(1,428)	(225)
Net cash outflow from returns on investments and	(5,399)	(4,311)
servicing of finance		
Taxation		
Corporation tax paid	(23,819)	(27,416)
Capital expenditure		
Payments to acquire tangible fixed assets	(47,088)	(40,808)
Receipts from sales of tangible fixed assets	5,614	242
Net cash outflow from capital expenditure	(41,474)	(40,566)
Acquisitions and disposals		
Purchase of subsidiary undertakings:		
Net cash consideration - current year acquisitions	(159,771)	(66,209)
- prior year acquisitions	(10,897)	(7,223)

FILE NO. 82-34736

Net cash outflow from acquisitions and disposals	(170,668)	(73,432)
Equity dividends paid	(21,842)	(24,217)
Cash (outflow)/inflow before financing and management of liquid resources	(41,390)	13,887
Management of liquid resources		
(Increase)/reduction in short term deposits	(3,756)	131
Financing		
Shares issued	3,064	1,161
Movement in loan funding	15,479	23,476
Repayment of capital element of finance leases	-	(21)
Net cash inflow from financing	18,543	24,616
(Decrease)/increase in cash in the year	(26,603)	38,634

NOTES

1. Analysis of results

2.

	2004		2003	
	Turnover (Unaudited)	Operating profit (Unaudited)	Turnover (Audited)	Operating profit (Audited)
	?'000	?'000	?'000	?'000
UK	184,075	72,672	170,170	66,624
Mainland Europe	146,356	34,641	139,624	27,087
North America	258,144	59,533	221,338	55,168
Rest of World	1,869	736	2,069	682
	590,444	167,582	533,201	149,561
Acquisitions:				
SP	23,908	5,425	-	-
Softline	39,067	8,499	-	-
ACCPAC	34,166	4,101	-	-
Impact of foreign exchange	-	-	27,144	6,346

FILE NO. 82-34736

687,585	185,607	560,345	155,907

The 2004 trading results from businesses located outside the UK were translated into Sterling at the average exchange rates for the period. For our two most significant foreign operating currencies, the US Dollar and the Euro, the resulting rates were ?1=$1.80 and ?1=Euro1.47 respectively. Results for the year ended 30 September 2003 have been retranslated at these exchange rates to facilitate the comparison of results.

For the 2004 interim results onwards, the geographical presentation of financial results has been modified to reflect the addition and integration of new businesses into the Group. Prior year comparatives under the new geographical analysis are shown at www.sage.com/News.htm

2. Analysis of change in net debt

3.

	At 1 October 2003	Cash flow	Exchange movement/ other	At 30 September 2004
	(Audited)			(Unaudited)
	?'000	?'000	?'000	?'000
Net cash at bank and in hand	96,146	(26,603)	-	69,543
Short term deposits	1,088	3,756	(46)	4,798
Loans due within one year	(37,173)	27,470	3,519	(6,184)
Loans due after more than one year	(170,671)	(41,521)	12,717	(199,475)
	(110,610)	(36,898)	16,190	(131,318)

3. Taxation

The taxation charge for the year comprises:

	Year ended 30 September 2004	Year ended 30 September 2003
	(Unaudited)	(Audited)
	?'000	?'000
Current taxation		
UK taxation	23,018	18,872
Overseas taxation	19,517	11,795
Deferred taxation	42,535	30,667
	11,808	16,154

FILE NO. 82-34736

	54,343	46,821

The Group's tax charge is based on the tax rate applicable in each territory in which the Group operates, applied to the relevant profits in that territory. The effective tax rate was 30% (2003: 31%).

4. The unaudited financial information set out above does not constitute the Company's statutory accounts for the year ended 30 September 2004. The accounting policies used as a basis for this preliminary results announcement are consistent with the Company's statutory accounts for the year ended 30 September 2003, other than as described in note 5 below, which have been delivered to the Registrar of Companies.

The Group results for the year ended 30 September 2003 have been extracted from those statutory accounts after adjustment for the matter described in note 5. The Auditors' Report on the accounts to 30 September 2003 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. Accounts to 30 September 2004 will be delivered in due course.

5. The Group has changed its accounting policy with regard to the currency denomination of goodwill. Previously, the amount of goodwill has been fixed at the historic sterling exchange rate at date of acquisition. In order to reflect the underlying local currency asset, goodwill is now accounted for in local currency and retranslated into sterling at the exchange rate ruling at the date of the balance sheet. There was no impact on the profit and loss account for the year ended 30 September 2003. Shareholders' funds and goodwill at 30 September 2003 have been reduced by ?44,314,000.

6. Earnings per share

The calculation of basic earnings per ordinary share is based on earnings of ?126,736,000 (2003: ?104,151,000) being the profit for the year, and on 1,280,276,310 ordinary 1p shares (2003: 1,276,690,520) being the weighted average number of ordinary shares in issue during the year.

The diluted earnings per ordinary share is based on profit for the year of ?126,736,000 (2003: ?104,151,000) and on 1,286,153,099 ordinary 1p shares (2003: 1,280,031,692).

7. Dividends

Subject to shareholders' approval, the final dividend of 1.719 pence per share will be paid on 11 March 2005 to shareholders on the register at the close of business on 11 February 2005.

8. The annual report and accounts will be posted to shareholders shortly and thereafter copies will be available from the Secretary, The Sage Group plc, North Park, Newcastle upon Tyne, NE13 9AA.

END

Sage Grp.(SGE) Clic

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Director Shareholding
Released	12:41 01-Dec-04
Number	PRNUK-0112

1 December 2004

The Sage Group plc (the 'Company')

DIRECTORS' SHAREHOLDINGS

The Company has been informed that on 1 December 2004 David Clayton, a non-executive director of the Company, purchased 25,000 Ordinary shares of 1p each in the Company at a price of 194p per share.

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RNS Number:3442G
Sage Group PLC
13 December 2004

Sage Group plc ("the Company")

Application has been made to the London Stock Exchange and the UK Listing Authority of the FSA for the Block Listing of 4,000,000 Ordinary shares of 1p each fully paid, ranking pari passu with the existing Ordinary shares, to the Official List.

These shares will be issued to satisfy share options exercised under the following schemes:-

The Sage Group (No.2) Executive Share Option Scheme (2,000,000 Ords)

The Sage Group 1999 Executive Share Option Scheme (2,000,000 Ords)

This information is provided by RNS
The company news service from the London Stock Exchange

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Sage Grp.(SGE) Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	687.585	181.144	9.9	20.025	2,5

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21sr December 2004

The Sage Group plc

Appointment of Non-executive Director

The Sage Group plc ("Sage") today announces the appointment of Tamara Ingram as a Non-executive Director, with immediate effect.

Tamara, aged 43, has since 2003 been a senior executive of WPP, one of the world's leading advertising and media services businesses, as President of its Marketing Consultancy divisions; Added Value, Henley Centre and Fusion 5. From 1995 to 2001, she was UK Chief Executive of Saatchi and Saatchi. Tamara is also currently Chairman of Visit London (formerly the London Tourist Board).

Tamara has a wide range of experience in brand marketing and a deep understanding of service businesses.

Michael Jackson, Chairman of Sage, said: "We are delighted to welcome Tamara to the Sage Board. She brings a wealth of practical experience in managing businesses for growth in competitive markets. Tamara's addition complements the considerable non-executive expertise we already have on the Board. We look forward to working with Tamara as we continue to develop our business by serving our customers better."

There are no other details requiring disclosure under Listing Rule 16.4, relating to further information on this appointment, including other public company directorships.

Enquiries

The Sage Group plc 0191 294 3000	Tulchan Communications 020 7353 4200
Paul Walker, Chief Executive	Julie Foster
Paul Harrison, Finance Director	Kirstie Hamilton
Phil Branston, Investor Relations	

END



Sage Grp.(SGE)

Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

FILE NO. 82-34736



5 January 2005

Sage acquires Swiss business management software vendor Simultan

The Sage Group plc ("Sage") announces that it has acquired Simultan AG ("Simultan"), based in Lucerne, Switzerland, for an equity value of ?10.7m. Simultan has net cash of ?0.7m, giving an enterprise value of ?10.0m. The acquisition will be paid for in cash.

Simultan is a leading vendor of accounting and payroll solutions for small to medium-sized businesses (SMEs) in the Swiss market. Specialising in serving the mid-market, it has 3,000 customers, of which 1,000 have support contracts. Its revenue for the year ended 31 December 2003 was ?9 .8 million, and its operating profit was ?0. 5 million.

The acquisition will extend Sage's coverage of the Swiss market. Simultan's products will strengthen Sage's portfolio for this market, and provide migration options for those of Sage's 59,000 existing Swiss customers wishing to purchase more sophisticated solutions.

Paul Walker, Sage Chief Executive, commented, "The addition of Simultan to our existing Swiss business establishes Sage as the clear leader in the Swiss SME market. We can now offer a broad portfolio of products and services for the smallest through to the largest Swiss SMEs."

All financial information calculated on the basis of ?1 = 2.20 Swiss Francs

Enquiries

The Sage Group plc +44 (0) 191 294 3055 Tulchan +44 (0) 20 7353 4200

Paul Walker, Chief Executive Kirstie Hamilton

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs nearly 8,000 people worldwide.

END

FILE NO. 82-34736



The Sage Group plc 6 January 2005

The Sage Group plc ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company announces that the following Directors have been granted options over Ordinary Shares of 1p each in the Company at 198p on 6 January 2005 under The Sage Group 1999 Executive Share Option Scheme:-

Director No. of options granted

Paul Walker 315,656

Paul Stobart 181,818

Guy Berruyer 189,082

Ron Verni 178,062

Paul Harrison 133,838

These options are exercisable from 6 January 2008 to 6 January 2015.

END

Sage Grp.(SGE)

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	687.585	181.144	9.9	20.025	2,5

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FILE NO. 82-34736





31 January 2005

Annual Report and Accounts 2004

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS. Tel. No. (0)207 066 1000

The report and accounts include the notice of the Annual General Meeting to be held on 3rd March 2005. The notice includes a proposed resolution to grant the Company the authority to purchase its own shares. The resolution is being proposed so as to allow the Company the flexibility to purchase its own shares, although there is no present intention to do so. Any authority granted would only be exercised if the directors are satisfied that any purchase will increase earnings per share and is in the interests of shareholders. As this is the first time such an authority has been proposed, this announcement is made in accordance with rule 15.3 of the Listing Rules.

The Sage Group plc

END

Sage Grp.(SGE) Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	687.585	181.144	9.9	19.975	2,5

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FILE NO. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Director Shareholding
Released	07:01 08-Feb-05
Number	PRNUK-0702

8 February 2005

The Sage Group plc ('the Company')

DIRECTORS' SHAREHOLDINGS

The Company has been informed that on 7 February 2005 Michael Jackson, the Chairman of the Board, exercised options over 30,090 Ordinary shares of 1p each in the Company. The exercise price was 64.8p per share. These options were granted as part of the Company's Savings Related Share Option Scheme under which options are exercisable between 1 February 2005 and 31 July 2005.

As a result of this transaction, Mr Jackson's shareholding in the Company has increased to 370,090 shares, representing 0.03 per cent of the issued share capital of the Company.

END

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